Form 20-F
period 2000-09-30
CLIPCLOP COM ENTERPRISES INC
filed 2001-04-09
CIK 886184

FORM 20-F

                      US SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

         [  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended September 30, 2000

                                       OR

          [   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________

                       Commission file number 000-20073

                          CLIPCLOP.COM ENTERPRISES INC.
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's Name into English)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

                       SUITE 1500, 789 WEST PENDER STREET
                  VANCOUVER, BRITISH COLUMBIA, CANADA  V6C 1H2
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:

NONE                      NONE
Title  of  Class          Name  of  Each  Exchange  on  Which  Registered

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         COMMON SHARES WITHOUT PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE
Title of Class

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report.

THERE WERE 42,557,285 COMMON SHARES, WITHOUT PAR VALUE, ISSUED AND OUTSTANDING AS OF MARCH 15, 2001.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [ ] NO [X]

Indicate by check mark which financial statement item the Registrant has elected
to  follow.  ITEM  17  [ ]  ITEM  18    [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. YES [ ] NO [ ]

                                TABLE OF CONTENTS

                                                                            PAGE

PART  1                                                                        1

     Item  1     Identity  of  Directors,  Senior  Management and Advisers     1
     Item  2     Offer  Statistics  and  Expected  Timetable                   1
     Item  3     Key  Information                                              1
     Item  4     Information  on  the  Company                                11
     Item  5     Operating  and  Financial  Review  and  Prospects            22
     Item  6     Directors,  Senior  Management  and  Employees               26
     Item  7     Major  Shareholders  and  Related  Party  Transactions       33
     Item  8     Financial  Information                                       34
     Item  9     The  Offer  and  Listing                                     48
     Item  10    Additional  Information                                      49
     Item  11    Quantitative  and  Qualitative  Disclosures
                 About  Market  Risk                                          64
     Item  12    Description  of Securities Other than Equity Securities      64

PART  II

     Item  13    Defaults,  Dividend  Arrearages
                 and  Delinquencies                               Not applicable
     Item  14    Material  Modifications  to  the  Rights
                 of Security Holders and Use of Proceeds          Not applicable
     Item  15    (Reserved)                                           (Reserved)
     Item  16    (Reserved)                                           (Reserved)

PART  III

     Item  17    Financial  Statements                                        65
     Item  18    Financial  Statements                                        65
     Item  19    Exhibits                                                     65

SIGNATURES                                                                    69

                                     PART I

ITEM  1          IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISERS

Not  applicable.

ITEM  2          OFFER  STATISTICS  AND  EXPECTED  TIMETABLE

Not  applicable.

ITEM  3          KEY  INFORMATION

A.     SELECTED  FINANCIAL  DATA

     The selected financial data presented below for the five year period ended September 30, 2000 is derived from our consolidated financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our consolidated financial statements
(including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The data is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.


                                    SELECTED  FINANCIAL  DATA
                                    -------------------------
                                 (STATED  IN  CANADIAN  DOLLARS)

                              FISCAL YEAR ENDED SEPTEMBER 30 (AUDITED)
                              ----------------------------------------

CANADIAN GAAP                          2000         1999         1998         1997         1996
----------------------------------  -----------  -----------  -----------  -----------  -----------

Net Sales or Operating Revenue . .      47,527       45,395       43,782       87,764      187,801
                                    -----------  -----------  -----------  -----------  -----------
Direct Costs . . . . . . . . . . .           -            -            -            -            -
                                    -----------  -----------  -----------  -----------  -----------
Operating Expenses . . . . . . . .   2,930,855      300,192      147,198      344,987      731,171
                                    -----------  -----------  -----------  -----------  -----------
Administrative Expenses. . . . . .     299,731      129,490      300,245      135,117      222,993
                                    -----------  -----------  -----------  -----------  -----------
Amortization and Asset Write-down.      32,513        4,788       35,441       18,317      155,983
                                    -----------  -----------  -----------  -----------  -----------
Income (Loss) From Operations. . .  (3,215,572)    (389,075)    (499,102)    (440,657)    (922,346)
                                    -----------  -----------  -----------  -----------  -----------
Other Income . . . . . . . . . . .      35,076      402,313        1,765       (9,677)      23,861
                                    -----------  -----------  -----------  -----------  -----------
Net Income (Loss) from Continuing
Operations . . . . . . . . . . . .  (3,180,496)      13,238     (497,337)    (420,334)    (898,485)
                                    -----------  -----------  -----------  -----------  -----------
Net Income (Loss) from
Discontinued Operations. . . . . .           -            -            -            -            -
                                    -----------  -----------  -----------  -----------  -----------
Net Income (Loss) for the year . .  (3,180,496)      13,238     (497,337)    (420,334)    (898,485)
                                    -----------  -----------  -----------  -----------  -----------
Net Income (Loss) from Operations
per Common Share . . . . . . . . .        (.07)        .001         (.02)        (.03)        (.07)
                                    -----------  -----------  -----------  -----------  -----------
Income (Loss) from Continuing
Operations per Common Share. . . .        (.07)        .001         (.02)        (.03)        (.07)
                                    -----------  -----------  -----------  -----------  -----------
Total Assets . . . . . . . . . . .     665,345      269,792       63,386       74,694      284,385
                                    -----------  -----------  -----------  -----------  -----------
Net Assets . . . . . . . . . . . .     544,537      233,034       12,492     (174,083)     246,251
                                    -----------  -----------  -----------  -----------  -----------
Capital Stock. . . . . . . . . . .  16,546,140   12,863,175   12,613,871   12,162,926   12,162,925
                                    -----------  -----------  -----------  -----------  -----------
Number of Common Shares
(adjusted to reflect changes
in capital). . . . . . . . . . . .  40,755,214   24,590,273   22,952,305   16,711,191   16,711,191
                                    -----------  -----------  -----------  -----------  -----------


Diluted Net Income per
Common Share . . . . . . . . . . .         N/A         .001          N/A          N/A          N/A
                                    -----------  -----------  -----------  -----------  -----------
Long-Term Debt . . . . . . . . . .           0            0            0            0            0
                                    -----------  -----------  -----------  -----------  -----------
Cash Dividends per Common Share. .         N/A          N/A          N/A          N/A          N/A
----------------------------------  -----------  -----------  -----------  -----------  -----------





UNITED STATES GAAP                     2000         1999         1998         1997         1996
----------------------------------  -----------  -----------  -----------  -----------  -----------

Net Sales or Operating Revenue . .      47,527       45,395       43,782       87,764      187,801
                                    -----------  -----------  -----------  -----------  -----------
Direct Costs . . . . . . . . . . .           -            -            -            -            -
                                    -----------  -----------  -----------  -----------  -----------
Operating Expenses . . . . . . . .   2,930,855      300,192      147,198      344,987      731,171
                                    -----------  -----------  -----------  -----------  -----------
Administrative Expenses. . . . . .     299,731      129,490      300,245      135,117      222,993
                                    -----------  -----------  -----------  -----------  -----------
Amortization and Asset Write-down.      32,513        4,788       35,441       18,317      155,983
                                    -----------  -----------  -----------  -----------  -----------
Income (Loss) From Operations. . .  (3,215,572)    (389,075)    (499,102)    (440,657)    (922,346)
                                    -----------  -----------  -----------  -----------  -----------
Other Income . . . . . . . . . . .      35,076      402,313        1,765       (9,677)      23,861
                                    -----------  -----------  -----------  -----------  -----------
Net Income (Loss) from Continuing
Operations . . . . . . . . . . . .  (3,180,496)      13,238     (497,337)    (420,334)    (898,485)
                                    -----------  -----------  -----------  -----------  -----------
Net Income (Loss) from
Discontinued Operations. . . . . .           -            -            -            -            -
                                    -----------  -----------  -----------  -----------  -----------
Net Income (Loss) for the year . .  (3,180,496)      13,238     (497,337)    (420,334)    (898,485)
                                    -----------  -----------  -----------  -----------  -----------
Net Income (Loss) from Operations
per Common Share . . . . . . . . .        (.07)        .001         (.02)        (.03)        (.07)
                                    -----------  -----------  -----------  -----------  -----------
Income (Loss) from Continuing
Operations per Common Share. . . .        (.07)        .001         (.02)        (.03)        (.07)
                                    -----------  -----------  -----------  -----------  -----------
Total Assets . . . . . . . . . . .     665,345      269,792       63,386       74,694      284,385
                                    -----------  -----------  -----------  -----------  -----------
Net Assets . . . . . . . . . . . .     544,537      233,034       12,492     (174,083)     246,251
                                    -----------  -----------  -----------  -----------  -----------
Capital Stock. . . . . . . . . . .  16,546,140   12,863,175   12,613,871   12,162,926   12,162,925
                                    -----------  -----------  -----------  -----------  -----------
Number of Common Shares
(adjusted to reflect changes
in capital). . . . . . . . . . . .  40,755,214   24,590,273   22,952,305   16,711,191   16,711,191
                                    -----------  -----------  -----------  -----------  -----------
Diluted Net Income per
Common Share . . . . . . . . . . .         N/A         .001          N/A          N/A          N/A
                                    -----------  -----------  -----------  -----------  -----------
Long-Term Debt . . . . . . . . . .           0            0            0            0            0
                                    -----------  -----------  -----------  -----------  -----------
Cash Dividends per Common Share. .         N/A          N/A          N/A          N/A          N/A
----------------------------------  -----------  -----------  -----------  -----------  -----------

Differences Between Generally Accepted Accounting Principles (Gaap) in Canada and the United States

     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The following summarizes the significant adjustments or disclosures which would be required to present these consolidated financial statements in accordance with U.S. generally accepted accounting principles.

-     Accounting  for  Income  Taxes

The application of Statement of Financial Accounting Standards (SFAS) No. 109 under U.S. generally accepted accounting principles would have no material effect on the loss recorded by our company for periods presented herein. The significant components of our net deferred tax assets would be reduced by the application of a valuation allowance as follows of $2,569,000 (1999 - $1,302,000; 1998 -
$4,055,000).

-     Earnings  (Loss)  Per  Share

Canadian generally accepted accounting principles require that basic earnings per share (EPS) be based solely on the common shares actually issued and outstanding, whereas U.S. generally accepted accounting principles require the inclusion of "common stock equivalents" in the calculation of primary EPS when their inclusion would have dilutive effect. Our common stock equivalents are the unexercised common share stock options. In the current periods, inclusion of such common stock equivalents would have an anti-dilutive (1999 immaterial and 1998 anti-dilutive) effect on primary EPS and have not, therefore, been included. Accordingly, there is no difference in the calculations of income and loss per share presented in the periods covered by these consolidated financial statements.

     A reconciliation to United States Generally Accepted Accounting Principles is included in Note 9 to the Audited Financial Statements.
Exchange  Rate  Summary

     Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 15, 2001, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.5595. For the past fiscal years ended September 30 and for the five month period between October 1, 2000 and February 28, 2001, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):




YEAR END/
MONTH END            AVERAGE           LOW-HIGH           YEAR END/PERIOD END
-------------------  --------  -------------------------  --------------------

September 30, 1996.  $  1.365  Low $1.35, High $1.374     $              1.368
                     --------  -------------------------  --------------------
September 30, 1997.  $  1.370  Low $1.34, High $1.393     $              1.388
                     --------  -------------------------  --------------------
September 30, 1998.  $  1.452  Low $1.391, High $1.546    $              1.527
                     --------  -------------------------  --------------------
September 30, 1999.  $  1.503  Low $1.463, High $1.543    $              1.480
                     --------  -------------------------  --------------------
September 30, 2000.  $ 1.4727  Low $1.4486, High $1.4957  $             1.4864
                     --------  -------------------------  --------------------
September 30, 2000
(month ended) . . .  $ 1.4864  Low $1.4742, High $1.5070  $             1.4864
                     --------  -------------------------  --------------------


October 31, 2000. .  $ 1.5125  Low $1.4954, High $1.5311  $             1.5273
                     --------  -------------------------  --------------------
November 30, 2000 .  $ 1.5426  Low $1.5263, High $1.5600  $             1.5355
                     --------  -------------------------  --------------------
December 31, 2000 .  $ 1.5219  Low $1.4995, High $1.5458  $             1.4995
                     --------  -------------------------  --------------------
January 31, 2001. .  $ 1.5032  Low $1.4944, High $1.5162  $             1.4995
                     --------  -------------------------  --------------------
February 28, 2001 .  $ 1.5216  Low $1.4933, High $1.5399  $             1.5320
-------------------  --------  -------------------------  --------------------

D.     RISK  FACTORS

     Much of the information included in this annual report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by our company and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

     Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outline below. We caution the reader that important factors in some cases have affected and could materially affect actual results in the future, and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements". Prospective investors should consider carefully the risk factors set out below.

WE ARE A DEVELOPMENT STAGE COMPANY AND HAVE NOT EARNED ANY SIGNIFICANT REVENUES SINCE THE IMPLEMENTATION OF OUR CLIPCLOP.COM WEBSITE, WHICH MAKES IT DIFFICULT TO EVALUATE WHETHER WE WILL OPERATE PROFITABLY.

     We are a development stage company which is primarily involved in the operation of our website, www.clipclop.com, a website which caters to individuals interested in horses and equine-related pursuits. We are involved in a relatively new business, having launched our website initially on December 1, 1999, and as a result, we do not have a historical record of sales and revenues nor an established business track record from the operation of this business.

     Unanticipated problems, expenses and delays are frequently encountered in ramping up sales and launching new businesses. Our ability to successfully develop our website and to generate significant operating revenues will depend on our ability to, among other things:

- successfully continue to develop a brand name for our website and to attract new and maintain old users of our website; and

-     obtain  the  necessary  financing  to  implement  our  business  plan.

     Given our limited operating history and operating losses, there can be no assurance that we will be able to achieve our goals and develop a sufficiently large user base of our website to be profitable.

THE FACT THAT WE HAVE A HISTORY OF NET LOSSES AND HAVE NOT EARNED ANY SIGNIFICANT REVENUES SINCE INCORPORATION RAISE SUBSTANTIAL DOUBT ABOUT OUR
ABILITY  TO  CONTINUE  AS  A  GOING  CONCERN.

     We generated only $47,527 in revenues for the year ended September 30, 2000. Although we anticipate that revenues will increase, we expect that development costs and operating costs will also increase. Consequently, we expect to incur operating losses and negative cash flow until our website gains sufficient market acceptance to generate a commercially viable and sustainable level of sales for our premium services and advertising revenues (both banner advertisements and advertisements in the various sections of our "Buy & Sell" webpage), so that we are operating in a profitable manner. Our ability to generate significant revenues is uncertain. As our business evolves, we expect to introduce a number of new products and services. With respect to both current and future product and service offerings, we expect to significantly increase our marketing and operating expenses in an effort to increase our customer base, enhance our brand image and support our infrastructure. In order for us to make a profit, our revenues will need to increase significantly to cover these and other future costs. Even if it becomes profitable, we may not sustain or increase our profits on a quarterly or annual basis in the future. These circumstances raise substantial doubt about our ability to continue as a going concern. To the extent that such expenses are not followed in a timely manner by increased revenues, our business, results of operations, financial condition and prospects would be materially adversely affected.

WE ARE UNCERTAIN THAT WE WILL BE ABLE TO OBTAIN ADDITIONAL CAPITAL THAT MAY BE NECESSARY TO ESTABLISH OUR BUSINESS.

     We incurred a loss of $3,180,496 for the year ended September 30, 2000. As a result of these losses, our ability to continue operations will be dependent upon the continued availability of capital from outside sources unless and until we achieve profitability.

     Our future capital requirements will depend on many factors, including cash flow from operations, progress in developing new ideas for our website, competing websites and market developments and an ability to successfully market our website. Our recurring operating losses and growing working capital needs will necessitate obtaining additional capital to operate our business before we have established that our business will generate significant and continuing revenue. In particular, additional capital may be required in the event that we:

-     incur  unexpected  costs  in  upgrading  our  website;

- are unable to create a substantial user base and acceptance for our website and create a substantial market for the products and services offered for sale on our website; or

-     incur  any  significant  unanticipated  expenses.

     The occurrence of any of the aforementioned events, among others, could adversely affect our ability to meet our business plans.

     We will depend almost exclusively on outside capital to pay for the continued development of our website and our business. Such outside capital may include the sale of additional stock and/or commercial borrowing. There can be no assurance that capital will continue to be available if necessary to meet these continuing development costs or, if the capital is available, it will be on terms acceptable to us. The issuance of additional equity securities by us would result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, would increase our liabilities and future cash commitments.

     If we were unable to obtain financing in the amounts and on terms deemed necessary and acceptable, our business and future success may be adversely affected.

WE EXPECT TO EXPERIENCE SIGNIFICANT AND RAPID GROWTH IN THE SCOPE AND COMPLEXITY OF OUR BUSINESS AS WE PROCEED WITH THE DEVELOPMENT OF OUR WEBSITE. IF WE ARE UNABLE TO HIRE STAFF TO MANAGE OUR OPERATIONS, OUR GROWTH COULD HARM OUR FUTURE BUSINESS RESULTS AND MAY STRAIN OUR MANAGERIAL AND OPERATIONAL RESOURCES.

     As we proceed with the development of our website and the associated services, we expect to experience significant and rapid growth in the scope and complexity of our business. We will need to add staff to market our website, manage operations, handle sales and marketing efforts and perform finance and accounting functions. We will be required to hire a broad range of additional personnel in order to successfully advance our operations. This growth is likely to place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our potential business, or the failure to manage growth effectively, could have a materially adverse effect on our business and financial condition.

WE  MUST  DEVELOP  A  MARKETING  AND  SALES  PROGRAM TO GENERATE ANY SIGNIFICANT
REVENUES

     We will be required to develop a marketing and sales campaign that will effectively demonstrate the advantages of our website, services and products. Our marketing and selling experience of our website to date is very limited. We may also elect to enter into agreements or relationships with third parties regarding the promotion or marketing of our website, products and services. There can be no assurance that we will be able to establish adequate sales and marketing capabilities, that we will be able to enter into marketing agreements or relationships with third parties on financially acceptable terms or that any third parties with whom we enter into such arrangements will be successful in marketing and promoting our website, products and services.

OUR  SUCCESS  IS  DEPENDENT  UPON THE ACCEPTANCE OF OUR COMPANY AND CLIPCLOP.COM

     Our success is dependent upon achieving significant market acceptance of our company and our website, products and services. We cannot guarantee that users will accept clipclop.com, or even the Internet, as a replacement for traditional sources of equestrian information. Market acceptance of clipclop.com depends upon continued growth in the use of the Internet generally and, in particular, as a source of equestrian information services for professionals and consumers. The Internet may not prove to be a viable channel for these services. Failure to achieve and maintain market acceptance of clipclop.com would seriously harm our business.

     Acceptance of clipclop.com depends on the success of our advertising, promotional and marketing efforts and the ability to continue to provide high-quality information and services to our users of our website. To date, we have not spent a considerable amount on marketing and promotional efforts. To increase awareness of our website, we expect to spend a significant amount on promotion, marketing and advertising in the future. If these expenses fail to develop an awareness of clipclop.com, these expenses may never be recovered and we may never be able to generate any significant future revenues. In addition, even if awareness of clipclop.com increases, we may not be able to increase or maintain the number of users of clipclop.com.

OUR ABILITY TO GENERATE REVENUES IS DEPENDENT ON OUR SALES OF ADVERTISING AND OTHER SERVICES

     Our future success depends on an increase in the use of the Internet as an advertising medium. We plan to derive a substantial amount of our revenues from the sale of advertisements and sponsorships on our website and from the sale of our other premium services. Advertising on the Internet is new and rapidly evolving and cannot yet be compared with the traditional advertising market to gauge its effectiveness. As a result, there is significant uncertainty about the demand and market acceptance for Internet advertising. We cannot predict how our potential advertising customers and sponsors will ultimately react to Internet advertising and sponsorship as compared to traditional advertising media and sponsorship opportunities. This makes it difficult to project our future advertising and sponsorship rates and revenues.

     In addition, widespread adoption or increased use by Internet users of "filter" software programs that allow them to limit or remove advertising from their desktops or the adoption of this type of software by Internet access providers could have a material adverse effect on the viability of advertising on the Internet and on our ability to generate revenues. If the market for Internet advertising and sponsorships fails to develop or develops more slowly than expected, we may not be able to generate the revenues required to continue our operations or to become profitable.

OUR  CONTINUED  OPERATIONS  DEPEND  ON  TECHNOLOGY  AND  COMPUTER  SYSTEMS

     The markets in which we compete are characterized by rapidly changing technology, evolving technological standards in the industry, frequent new websites, services and products and changing consumer demands. Our future success will depend on its ability to adapt to these changes and to continuously improve the performance, features and reliability of our service in response to competitive services and products and the evolving demands of the marketplace, which we may not be able to do. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure, which might impact our ability to become or remain profitable.

     Our website utilizes sophisticated and specialized network and computer technology. We anticipate that it will be necessary to continue to invest in and develop new and enhanced technology on a timely basis to maintain our competitiveness. Significant capital expenditures may be required to keep our technology up to date. Investments in technology and future investments in upgrades and enhancements to software for such technology may not necessarily maintain our competitiveness. Our business is highly dependent upon our computer and software systems, and the temporary or permanent loss of such equipment or systems, through casualty, operating malfunction or otherwise, could have a material adverse effect upon us.

THE LOSS OF JONATHAN SEVERN OR ANY OF OUR KEY MANAGEMENT PERSONNEL WOULD HAVE AN ADVERSE IMPACT ON OUR FUTURE DEVELOPMENT AND COULD IMPAIR OUR ABILITY TO SUCCEED.

     Our performance is substantially dependent on the expertise of Jonathan Severn and other key management personnel, and our ability to continue to hire and retain such personnel. The loss of Jonathan Severn or any of our key management personnel could have a material adverse effect on our business, development, financial condition, and operating results. We do not maintain "key person" life insurance on any of our directors or senior executive officers.

SINCE OUR SHARES ARE THINLY TRADED AND TRADING ON THE OTC BULLETIN BOARD MAY BE SPORADIC BECAUSE IT IS NOT AN EXCHANGE, STOCKHOLDERS MAY HAVE DIFFICULTY RESELLING THEIR SHARES.

     Our common stock is quoted on the OTC Bulletin Board and is thinly traded. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospectus. In addition, the OTC Bulletin Board is not an exchange and, because trading of the securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange of the Nasdaq Stock Market, Inc., you may have difficulty reselling any of the shares.

TRADING OF OUR STOCK MAY BE RESTRICTED BY THE SEC'S PENNY STOCK REGULATIONS WHICH MAY LIMIT A STOCKHOLDER'S ABILITY TO BUY AND SELL OUR STOCK.

     The U.S. Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

WE  DO  NOT  EXPECT  TO  DECLARE  OR  PAY  ANY  DIVIDENDS.

     We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

WE  OPERATE  IN  A  VERY  COMPETITIVE  MARKETPLACE

     The educational and consumer software industry in which we operate is very competitive. Many competitors have substantially greater financial, technical, marketing and distribution resources than we have. In the consumer market, our products compete against a large number of companies of varying sizes and resources. There is an increasing number of competitive products offered by a growing number of companies.

     Increased competition in the consumer market for multimedia educational software may result in a reduction in sales of products incorporating our technology, or additional price competition, any of which could have a material adverse effect on our operating results. Existing competitors may continue to broaden their product lines, and potential competitors, including larger computer or software manufacturers, entertainment companies and educational publishers, may enter or increase their focus on the educational software market, resulting in greater competition for us.

     Many of our competitors are substantially larger than us and have significantly greater financial resources and marketing capabilities than us, together with better name recognition. It is also possible that new competitors may emerge and acquire significant market share. Competitors with superior resources and capabilities may be able to utilize such advantages to market their website, products and services better, faster and/or cheaper than us. Increased competition is likely to result in reduced gross margins and loss of market share, either of which could have a material adverse effect upon our business, results of operations and financial condition. In addition, there can be no assurance that we will be able to compete successfully against our present or future competitors.

     Our ability to compete successfully will require us to develop and maintain a technologically advanced website and to provide superior information content, products and services, and obtain a significant customer and user base for our website. There can be no assurance that we will be able to achieve these objectives. Failure to do so would have a material adverse effect on our business, operating results and financial condition. Furthermore, our website and products and services will compete directly with other existing and subsequently developed products using competing technologies. There can be no assurance that our competitors will not succeed in developing or marketing technologies, websites, services and products that are more effective and commercially desirable than those developed or marketed by us or that would render our website, products and services non-competitive. Failure of our website, products and services to compete successfully with websites, products and services using competing technologies will have a material adverse effect on our business, operating results and financial condition.

     The market for Internet content, products, services and advertising is new, rapidly evolving and intensely competitive. We currently compete, or potentially compete, with many providers of website content, information services and products, as well as traditional media and promotional efforts, for audience attention and advertising and sponsorship expenditures. We expect competition to intensify in the future. Barriers to entry are not significant, and current and new competitors may be able to launch new websites at a relatively low cost. Competition for members, users and advertisers, as well as competition in the electronic commerce market, is intense and is expected to increase significantly.

INTELLECTUAL  PROPERTY

     We regard our software products as proprietary and rely primarily on a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other methods to protect proprietary rights. We do not anticipate that we will apply for patent protection in the United States for an educational game and apparatus, and there can be no assurance in any event that patent protection would be granted. We also retain and duplicate source codes which are stored in a safety deposit box. We do not embed in our software any mechanisms to prevent or inhibit unauthorized copying. Some of our software products are licensed to end-users under "shrink wrap" license agreements, but they are not signed by licensees and, therefore, may not be binding under the laws of certain jurisdictions. We are aware that unauthorized copying occurs within the software industry, and if a significant amount of unauthorized copying of our products were to occur, our business, financial condition and operating results could be adversely affected. As the number of software products in the industry increases and the functionality of these products further overlaps, software developers may increasingly become subject to infringement claims. Although there are currently no infringement claims against us, there can be no assurance that third parties will not assert infringement claims against us in the future with respect to current or future products, or that any such assertion will not require that we enter into royalty arrangements or incur significant litigation costs.

ITEM  4          INFORMATION  ON  THE  COMPANY

A.     HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY

     Our company was incorporated under the laws of the Province of British Columbia (specifically under the British Columbia Company Act) on August 9, 1984, under the name "Adore Resources Ltd.". On October 14, 1986, we changed our name to "Krieger Data International Corp." and on November 17, 1987, to "Promark Software Inc.". On August 24, 1999, we changed our name to our present legal and commercial name "clipclop.com Enterprises Inc.". We are a reporting issuer under the securities laws of the Province of British Columbia.

     Our corporate offices are located at Suite 1500, 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2. Our telephone number is (604) 408-8890 and our facsimile number is (604) 484-2150.

Development  of  Our  Business

USe-store  LLC

     On February 27, 2001, we entered into a Letter of Intent with USe-Store LLC, pursuant to which we will acquire all of the issued and outstanding shares of USe-Store LLC for total consideration valued at US$750,000, to be paid by us by the issuance of 10,000,000 common shares in our capital stock, at a price of $0.05 per share, and by the issuance of a promissory note in the principal amount of US$250,000.

Business  of  USe-Store  LLC

     USe-Store LLC has been in business since April, 2000, and allows its clients to list their websites in USe-Store's media advertised online mall. USe-Store offers its clients the ability to purchase a listing on USe-Store's online mall that the client can maintain personally or that can be maintained by USe-Store's technical staff. Businesses can list their website on USe-Store's online mall for a cost of US$29.95 per month, which includes the hosting of their website. USe-Store can, at an additional charge, also provide its clients with the support to build a website from inception to completion, offering advice on all aspects of doing so, including how to get started, how to obtain a unique URL, choosing categories and templates, inserting graphics, video streaming, shopping carts, obtaining a merchant account and using a secure payment gateway.

     USe-Store has developed its own search engine capability that is capable of categorizing and searching for stores registered in its online mall.

     We anticipate that our acquisition of USe-Store will be completed on or about April 30, 2001, following which USe-Store will become a wholly-owned subsidiary of our company.

Capital  Expenditures/Divestitures

     Pursuant to an acquisition agreement, dated May 10, 1999, we acquired from John Henry, one of our former directors and officers, a business plan for the development of clipclop.com and certain related assets, including the clipclop domain name and all related tradenames, trademarks and copyrights. In consideration for the acquisition, we agreed to issue 2,000,000 shares of our common stock on the closing of the acquisition, 5,000,000 shares of our common stock upon completion of a financing of $6,000,000 (or a lesser pro rata amount based on the amount of the financing) and 3,000,000 shares upon the successful launch and implementation of clipclop.com. On January 24, 2000, we issued a total of 6,056,809 shares of our common stock, representing the 2,000,000 shares to be issued on closing of the acquisition, the 3,000,000 shares to be issued on the successful implementation of clipclop.com and 1,056,809 shares as a result of the completion of certain financings.

B.     BUSINESS  OVERVIEW

Present  Operations  of  Our  Company

Our  Website  -  www.clipclop.com

     Our primary operations presently focus on the operation of our website at www.clipclop.com. Through our website, we provide directories of businesses and service providers, access to products and services, information, education and entertainment in connection with equine-related information, products and services. We target our website to horse owners, equestrian enthusiasts and equestrian related businesses. We plan to continue to attract users by providing the most comprehensive and easy to use information sources in connection with equine-related information, products and services available on the Internet.

     Our  website  has  been  in  operation  since December 1, 1999, and offers:

- easy access to information through our directory of business, our news and articles section, our event calendar, our club registry, our health and training forums and our dictionary of equine terminology;

- an email newsletter program that is customized to individual interests and features information relative to the breed of the horses, disciplines and riding styles, and geographic location of the registered members;

- listings of businesses, service providers, clubs, associations, government agencies, events, competitions, seminars and sales related to the horse world; and

- a "one-stop shopping" experience, where users are able to quickly and easily locate a wide variety of products and services.

     We have implemented our on-line transactions processing facility, which allows visitors to subscribe to magazines, order catalogues, books, vacations and other horse-related products or services without leaving our website.

     We offer several levels of services to attract retailers, service providers, and manufacturers in the equine marketplace to participate in our virtual equine community by listing their businesses on our website. All listings are maintained by category and geographical location in a relational database.

     We also offer several premium services under the "Corporate" section of our website. These services include:

Online  Mall  Webpages  and  E-Commerce  Services

     A business or service provider can be added to our online mall. We can assist a business or service provider create the necessary webpages or webpage content if they do not have the necessary technical expertise. We offer several levels of service including the Foal Plan, the Pony Plan, the Filly Plan and the Stallion Plan.

- The Foal Plan: We create an information site for the business or service provider on our website and allow the business or service provider to display up to six products in three different categories of our online mall. We charge a monthly fee of $19.95 for one listing in one category of our online mall.

- The Pony Plan: This plan allows the business or service provider to display up to 25 products in 10 different categories and also offers online e-commerce capabilities, shipping cost control, inventory control and customer management. By using this plan, businesses and service providers can sell their products and/or services through our online mall. For one listing in up to two categories, we charge a setup fee of $199.00, a monthly fee of $29.95 and a commission of 5% of the value of all products and/or services sold through our website.

- The Filly Plan: This plan allows the business or service provider to display up to 100 products in 25 categories and in addition to all the services offered under the Pony Plan, the plan provides a unique domain name, a search engine, on account ordering and special customer e-mail promotions. For one listing in three categories, we charge a setup fee of $499.00, a monthly fee of $59.95 and a commission of 5% of the value of all products and services that are sold through our website.

- The Stallion Plan: This plan includes all the benefits and features of the Filly Plan plus a separate banner ad system, affiliate program, and custom catalog system and software. There are no limits on either the number of products or categories with this plan. For one listing in up to five categories, we charge a setup fee of $899.00, a monthly fee of $89.95 and a commission of 2.5% of the value of all products and services that are sold through our website.

     Additional category listings are available with all plans at a charge of $100 per category for three months.

Banner  Ads  Services

     We offer a custom banner ad program on our website. All banners are 468x60 with a maximum file size of 12K per banner. We charge $1,000 per month to have a banner ad on our home page, $40 per 1,000 times the banner is displayed for ads on specific areas of our website and $30 per 1,000 times the banner is displayed for random ads on all areas of our website (excluding our home page).

Sponsorship  Services

     Sponsorship of a page on our website allows a business or service provider with the opportunity to rent all banner ads from a particular section of our website. Once the particular category is selected by the business or service provider, we will display the business or service provider information in the format of a banner ad. We charge $1,000 per month for this service.

Newsletter  Ads  Services

     This service allows a business or service provider to advertise its products or services with a text based advertisement of up to 6 lines with 55 characters per line and a hotlink to its own website. The clipclop.com online newsletter is sent on a monthly basis to over 65,000 persons who have specifically requested the newsletter. We charge between $30 to $80 per 1,000 times the ad is displayed in our online newsletter.

Business  Directory  Link

     Businesses and service providers can be listed in our business directory free of charge. Categories include equine veterinarians, equine newsletters, tack shops, clubs and organizations, feed stores, dude ranches, equine insurance agents, equine transportation services, equestrian vacations, trainers, horse breeders, boarding facilities and other categories.

     We offer the ability for those business and service provides to hot link from the directory to their own website for a fee of $10 per month.

Special  Services

     We can also supply website design and creative ad services for $40 per hour.

Equine  Information  and  Entertainment

     As a source of equine information, our website provides information, products, services and entertainment to horse owners, equestrian enthusiasts and equestrian related businesses. Under the information banner on our website, there are several links to other segments of our website, including "Info & Advice", "Community", "Have Fun", "Buy & Sell", "Newsletter", "Auction", "Classifieds", "Ask Our Experts" and "Corporate". In addition, there is a link to our "Mall", which lists the newest stores participating in our online mall, as well as a directory of all of the stores in our online mall. The online mall offers a range of equestrian related products and services. Users can also search the online mall using key words under either "store" or "product".

     The "Info and Advice" section of our website features categories including:

- "News Central", which features the latest headline news from the equine world, special reports and in-depth articles about happenings in the equine world, and our targeted newsletter, which allows a reader to sign up to receive specifically the information that person wishes to receive;

- "Features & Reviews", which features in-depth articles regarding need-to-know equine information, handy tips and practical advice from our monthly columnists, and reviews, along with sneak previews of the latest equestrian books;

- "Ask Our Experts", which features various experts which will respond to questions posed by users of our website:

(a)    Health:  advice  from  a team of top veterinarians, a chiropractor and a farrier;

(b)    Training:  information  about  tricks,  dressage  and  non-resistance training  provided  by  top  trainers;

(c)    Appraisers:  top  notch  advice  from  an  equine  appraiser;

(d)    Leatherworker:  information  about  the  art  of  leather;

(e)    Lawyer:  legal  advice  for  the  horse  owner;  and

(f)    Accountant:  accounting  advice  for  the  horse  owner.

- "Broadcast", featuring "The Horse Show" with Rick Lamb, which visitors can listen to while browsing our website. Following its initial broadcast, each show is archived, allowing visitors to listen to a broadcast they particularly enjoyed or missed the first time it was aired;

- "TV Listings", featuring the current and following months' televised equestrian events;

- "Equine Calendar", a searchable and browseable calendar of equestrian events;

- "Business Directory", a categorized and searchable database of over 67,000 equestrian related businesses; and

-     "Horoscope",  featuring  daily  horoscopes.

     The  "Community"  section of our website includes the following categories:

- "Young Riders", featuring our monthly "Young Riders Roundup" and our crossword puzzle;

-     "Chat",  our  on-line  chatroom;

- "Home Page", featuring instructions on how to make clipclop.com a home page; and

- "Link to Us", featuring instructions on how to make clipclop.com a link from another website.

     The  "Have  Fun"  section  of  our  website  includes:

- "Free Stuff", featuring games, desktop themes, screen savers, Pony E-xpress email and a send postcards feature;

-     "Horse  Laughs",  featuring  our  collection  of  horse  jokes;

- "Horse Tales:, featuring short stories about horses. Also included in this section are "training tales" (tips and training or riding techniques) and "tall tales" (stories about heroic deeds performed by a horse).

     The  "Buy  &  Sell"  section  of  our  website  includes  the  following:

- "Mall": visitors can sign up for and browse through our new mall, which was opened on October 2, 2000 and which features numerous equine-related businesses listed by category or searchable by key word, including "Associations and Organizations", "Horse Shows and Events", "Trade and Apparel", Transportation and Trailers" and "Feed and Nutrition", among other things;

- "Auction": visitors can "buy and sell" equine articles, including horse trailers, equipment, apparel, tack and equine apparel and horses for sale;

- "Classifieds": visitors can browse through hundreds of equine articles for sale, including boarding and stables, feeding and nutrition, horse care, training and instruction and veterinarians, among other things; and

- "Business Directory": visitors can use our categorized and searchable database of over 67,000 equine business.

     Visitors to the "Buy & Sell" section of our website can also place their own classified advertisements by completing an "Ads Order Form" and paying the fee of US$9.95 for a 30 day ad, US$17.95 for a 60 day ad, $22.95 for a 90 day ad and US$27.95 for a 120 day ad.

     Our homepage also features the top equine stories of the day, as well as direct links to several categories of storefronts in our online mall. A link to our business directory, where thousands of equine businesses and associations can be searched by keyword or by choosing a category, is also available on our homepage.

On-line  Transactions  Processing  Facilities

     On February 4, 2000, we announced that we had entered into an agreement with Cardservices International, pursuant to which we offer on-line transaction processing facilities to the equine business whose goods or services are offered through our website. We have identified over 60,000 horse related businesses that currently are unable to offer secured server credit card processing facilities directly. These companies make up a significant part of our target market.

     Our agreement with Cardservices International allows us to process credit card transactions through our website on behalf of other businesses at a very competitive discount rate of 2.36%, compared to the usual 4.5% to 5% charged directly to small retailers. We will collect the bank charges and a 5% commission from each sale completed through our website. In consideration of its credit card processing services, Cardservices International receives a transaction fee of $0.25 per transaction, a minimum processing fee of $15.00 and a monthly customer service fee of $10.00.

     On January 30, 2001, we entered into a 3 year Joint Marketing Agreement with MBNA America, a national banking association, pursuant to which MBNA America will market, at its own cost, horse themed credit card services to our website user base. Under the terms of the Joint Marketing Agreement, we will receive a royalty fee of US$40 for every credit card account that is opened and remains active for a period of 90 days.

Recent  Events

     On May 17, 2000, we announced that we had been appointed the "Official Internet Site for Equine Information" for the California Rodeo, held in Salinas, California on July 20 through July 23, 2000. We were also a Champion Sponsor at the rodeo.

     On June 15, 2000, we announced that we were appointed a sponsor of Equitana USA's Keynote Speaker Ty Murray, an accomplished rodeo athlete.

     On June 17, 2000, we announced that we were appointed the sponsor of the equestrian section of the official Sydney 2000 Olympic Games website. We were granted the exclusive rights to use the official designations "Official Online Provider of Equine Information to www.olympics.com" and "Official Online
Provider of Equine Information to the Sydney Organizing Committee for the Olympic Games Website".

     As a result of our involvement in these recent high profile equestrian events, especially our involvement with the Sydney Olympics, we experienced a dramatic increase in the number of hits on our website. For example, for the month of September, 2000, we had a total of 16,815,932 hits, compared with 5,931,094 hits during August, 2000. We believe that the exposure we received over the year ended September 30, 2000 will further assist us in establishing brand recognition for our website.

Marketing

     We intend to market our website through traditional advertising and promotional media, such as television, radio and equestrian publications, and advanced media, such as targeted electronic mail, internet banner advertising and internet webpage links, to effect maximum national exposure and penetration in the equestrian marketplace. We also expect to use "free" exposure for our website in the form of press releases, product reviews and feature articles, radio and television interviews and national tradeshows.

     We also anticipate conducting a series of "road shows" for key trade publications, consultants and equine industry businesses in major cities in North America, Europe and Asia.

     Our objective is to develop and establish "clipclop.com" as a recognizable brand name. The principal role of our marketing and advertising activities will be to:

-     create  expanded  awareness  for  our  website;

-     create  a  brand  image  for  our  website;

- create a predisposition on the part of the users to use the products and services offered through our website;

-     generate  distributor  inquiries;  and

-     create  free  exposure  for  our  website.

     We will also pursue possible joint ventures, licensing agreements, co-marketing alliances, and other distribution opportunities to create exposure for and a brand name for our website.

     We also expect to establish relationships with vertical market vendors to enable us to penetrate the equine market faster. We will approach the vertical market vendors through product and marketing sales and will align our company with the vertical market vendors that are competitive in target markets within the equine industry. By allowing the vertical market vendors to distribute their products and services through our website, we will be able to establish a significant presence in key vertical markets of the equine industry.

Promark  Software  Inc.  -  MicroCLAS  Educational  Software  and Other Software
Programs

     Our subsidiary, Promark Software Inc., has a website which we host through our website at www.clipclop.com. On its website, Promark offers a variety of "edutainment" software related to geography, languages, anatomy and puzzles.

     Our interactive multimedia MicroCLAS software technology is suitable for any discipline that can be represented graphically with information presented or assembled in a logical sequence. We currently have 16 MicroCLAS modules in distribution, including United States, Canada, World, United Kingdom, Japan and Germany geography modules, Spanish, French and English language modules and rat, pigeon, dogfish and frog biology modules. National Geographic distributes ZipZapMap! geography modules for MS-DOS , Windows and Macintosh operating environments and Zingo Lingo language modules for Windows and Macintosh operating environments. Encyclopedia Britannica distributes Virtual Anatomy modules for Windows and Macintosh operating environments. We directly distribute the Virtual Horse for the Windows operating environment.

     Our MicroCLAS modules are designed to teach facts to users. The technology can be applied to a broad range of learning situations in which repetitive activities are used to learn. The MicroCLAS modules challenge the player to achieve high scores while gaining a basic understanding of the subject by manipulating objects or features on the screen.

     In the MicroCLAS modules, objects "tumble" from the top to the bottom of the screen and the player directs and locks them into the correct spot using cursor keys. In the geography modules, states or provinces, topographical features such as mountains and rivers, must be placed in the correct geographical location. In the language modules, foreign language words are pronounced and must be matched with the objects that they represent. In the biology modules, anatomical features of the digestive, nervous or male or female reproductive system, among others, must be placed in the appropriate place of the subject animal.

     A player must place an object before it "falls" off the screen. The player can set the speed of the game to slow, medium or fast and the difficulty level to beginner, intermediate or advanced. The faster the speed, the faster the object drops and the higher the bonus value of the object. The level of difficulty affects the initial horizontal position of the falling object, its initial orientation and whether an object type icon falls with the object. Beginners are provided a "Hint" key that briefly flashes the correct location of the object. Points are awarded for each successful placement until all objects have been placed. Sounds encourage the player and give information about how he or she is doing. A "pause" button is available to "freeze" the game at any time to show how much of the module has been completed.

     Speed and difficulty levels, the accuracy with which an object is positioned, and the number of attempts required to place an object affect scoring. A continuously updated "Hall of Fame" lists the ten highest scores for each player to date on a given PC or network.

     Our MicroCLAS geography and language modules are targeted at the home and school markets for elementary and middle school students in grades three through nine. Our MicroCLAS biology modules are targeted at the home and school markets for middle and high school students in grades nine through twelve.

     Our MicroCLAS software has received awards for quality and innovation. In December 1994, ZipZapMap! USA won the Honors Award from the Parent's Choice organization. The annual award identifies the year's best product in children's media. In March 1995, Parents Magazine presented ZipZapMap! USA with its Golden Mouse Award. In winning the ages 9 to 12 category, ZipZapMap! USA competed against well-known titles from Davidson & Associates (Math Blaster) and from Lucas Arts (Rebel Assault). ZipZapMap! was also named to Media & Methods 1995 Awards Portfolio.

     National Geographic publishes and distributes ZipZapMap! modules covering the geography of the United States, Canada, and the World. Geography modules for Europe, Germany, the United Kingdom, Ireland, France and Japan are complete and publishing and distribution rights for these modules are available for licensing.

     Promark  offers  the  following  geography  software:

-     Aced  Geography  Canada
-     Aced  Geography  Germany
-     Aced  Geography  Japan
-     Aced  Geography  United  Kingdom

-     Aced  Geography  United  States
-     Aced  Geography  World

     The geography software is geared to children aged 5 to 10. A player chooses the region that he/she would like to play in, and the provinces/states/territories/regions drift down the screen, prompting the player to accurately place each provinces/states/territories/regions, following which the player inserts the name of the various provinces/states/territories/regions and the names of various cities and towns. Features of the geography software include adjustable skill levels and sound effects.

     The  following  language  software  is  available  on  Promark's  website:

-     Aced  Languages  French
-     Aced  Languages  Spanish
-     Aced  Languages  English

     The languages software helps a player learn a specific language by allowing the player to choose different game scenarios. Once a scenario has been chosen, phrases slowly drift down the screen, allowing the player to guide the phrase into the appropriate location using the arrow keys on the keyboard. Features of the languages software include savable games, adjustable skill levels and sound effects.

     Promark's  anatomy  line  of  software  includes:

-     Aced  Virtual  Anatomy  Dogfish
-     Aced  Virtual  Anatomy  Frog
-     Aced  Virtual  Anatomy  Pigeon
-     Aced  Virtual  Anatomy  Rat
-     Virtual  Horse

     Each of the anatomy software programs is a vivid graphic representation of the internal organs, muscle, skeletal, reproductive and respiratory systems of each of the dogfish, frog, pigeon and rat. A player chooses one of the different body systems and is prompted to place the names of the body part as they drift down the screen. The anatomy software has adjustable skill levels, sound effects and savable games.

     With respect to Virtual Horse, players learn not only about the anatomy of a horse but about tack and the various parts of a saddle. As with the other anatomy software programs, a player guides the body parts or pieces of tack to the correct position on the horse as the pieces drift down the screen. Points are awarded based on the speed and accuracy of the placement of the pieces.

     Promark also has two puzzle programs available on its website, PuzzlePCs Norman Rockwell Series and PuzzlePCs Elvis Puzzle Series. Each of the programs contains a collection of puzzles with bright graphics and adjustable piece sizing. Features of these programs include timed performance, resizable box tops and adjustable skill levels.

Jigsaw  Puzzle  Software

     Products using our jigsaw puzzle software engine are published and distributed by National Geographic under the trade name PicturePuzzle (CD-ROM and diskette based versions) and by Fink & Company under the name PuzzlePC (Diskette based versions). The PicturePuzzle and PuzzlePC products operate on Windows TM and Macintosh TM.

     The jigsaw puzzle software brings the fun and challenge of jigsaw puzzles to the personal computer. The combination of the software and high quality images and the power of a personal computer allows the player to build electronic jigsaw puzzles without any of the concerns associated with traditional jigsaw puzzles-lost pieces and insufficient table space.

     Each puzzle is made from a photograph that has received national distribution and recognition. The player decides how challenging the puzzle will be by determining the number of pieces to break the puzzle into (as few as 9 or as many as 252 pieces) and how much help the software will supply. PicturePuzzle and PuzzlePC can sort pieces by shape and color, rotate pieces so that they are right-side up, and even show connection pieces.

     In addition to the assembly window (the main building space), the software allows the player to call up three additional windows on the computer screen; the box top, which shows the photograph on which the puzzle is based; the table top, which displays all the puzzle pieces on the virtual table top, or work space; and the piece box, which provides another view of the work space.

     Diskette and Internet based versions of PicturePuzzle and PuzzlePC contain six to ten pictures, but the number of pictures may vary, depending on the disk space required by the images and audio components used. CD-ROM versions contain up to 75 pictures and the CD-ROM format contains modules for both Windows TM and Macintosh TM operating environments.

     The target markets for software products that use our jigsaw puzzle software engine are both the education and home markets.

Distribution  of  Promark's  Software

     Each of Promark's software programs can be purchased directly from its website and through the Digital River online network. Once an order is placed, the software is delivered via Electronic Software Delivery, which allows for instant installation. The software is also distributed by National Geographic Society, which markets our software directly to educational institutions throughout the United States. This agreement was recently renewed for a period of two years.

Customer  Support

     We do not provide customer support to the users of our products. Customer support is the obligation of our licensees. Our obligation to correct errors in our products are limited to correcting such errors in the master diskette or CD-ROM, within 30 days of receiving notice of such error in the case of its agreements with National Geographic Society and Encyclopedia Britannica. In our agreement with Fink & Company, we warrant that our products will perform in accordance with the functional specifications accompanying the product for 90 days following delivery of the product to Fink & Company. Our obligation is to use reasonable efforts to correct any functional non-conformance reported.

C.     ORGANIZATIONAL  STRUCTURE

     As of the date of this annual report, we have two wholly-owned subsidiaries, PRW Management Inc., a company incorporated in the province of British Columbia, and Promark Software Inc., a Delaware company.

     If the acquisition of all the shares of USe-Store LLC is completed as anticipated, then Use-Store LLC will also become a wholly-owned subsidiary of our company. USe-Store LLC is a company incorporated in the state of California.

D.     PROPERTY,  PLANTS  AND  EQUIPMENT

     We currently rent office space located at Suite 1500, 789 West Pender Street, Vancouver, British Columbia, Canada V6C 1H2, based upon a lease which commenced on July 1, 2000 and expires on May 30, 2002. The premises consist of approximately 2,800 square feet of office space which is leased at a cost of $2,812 per month ($33,744 annually), plus our proportionate share of property taxes, water/sewer rates, insurance, maintenance, management fees, heat, light and power.

ITEM  5     OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS

     The information in this section is presented in accordance with Canadian generally accepted accounting principles, and has not been reconciled to United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the fiscal years ended September 30, 2000, 1999 and 1998 should be read in conjunction with our consolidated financial statements and related notes included therein included in this annual report under Item 8 - "Financial Information".

A.     OPERATING  RESULTS

     Effective on August 30, 1999, we acquired all rights to the e-commerce website clipclop.com and changed our name to clipclop.com Enterprises Inc.

     We launched our new website, clipclop.com, on the scheduled date of December 1, 1999. The website enables equestrians and those, directly or indirectly, involved in that lifestyle to locate and purchase software products developed by us and products and services sold directly by manufacturers, producers, publishers, and other registered website users without the increased cost of intermediate handling by distributors and retailers.

Year  ended  September  30,  2000  compared to the year ended September 30, 1999
--------------------------------------------------------------------------------

     Operating revenue for the year ended September 30, 2000 increased to $47,527 from $45,395 for the year ended September 30, 1999. We rely upon third parties to market our products and receive fee revenue from those third parties. Our total expenses increased to $3,263,099 from $434,470.

     During this period, administration costs increased to $1,278,799 from $249,736. A substantial part of this increase was a result of an increase of $595,131 in advertising costs and shares issued for website promotion totaling $437,896. Depreciation costs increased to $32,513 from $4,788. Interest and financing costs increased to $3,169 from $424. Research and development costs increased to $436,888 from $51,274 during the same period last year.

     Selling costs increased to $132,074 from $42,483 for the year ended September 30, 2000. We had a net loss in the amount of $3,180,496 or $(0.07) per share compared to net income of $13,238 or $0.001 per share for the year ended September 30, 1999.

     The increase in our expenses and the corresponding increase in our net loss was due to the acquisition and launch of our website, clipclop.com. We spent $1,255,000 acquiring the rights to clipclop.com and significant expenses on the development, advertising and promotion of our website. The cost of acquiring clipclop.com was considered to be an immediate research and expense which contributed substantially to our increase in expenses and our net loss. We spent approximately $436,888 in development of our website, $602,216 in advertising our website and $508,926 in investor relation and website promotion expenses to promote both our company and our website.

     Cash flow from operations for the year ended September 30, 2000 was a cash inflow of $329,546 compared to a cash inflow of $165,639 for the year ended September 30, 1999. The increase in the cash inflow was primarily due to the increase in financing activity during the year ended September 30, 2000. We raised net proceeds of approximately $1,804,103 for the year ended September 30, 2000 as compared to $207,304 for the year ended September 30, 1999.

Year  ended  September  30,  1999  compared to the year ended September 30, 1998
--------------------------------------------------------------------------------

     Operating revenue for the year ended September 30, 1999 increased to $45,395 from $43,782 for the year ended September 30, 1998. We rely upon third parties to market our products and receive fee revenue from those third parties. The total expenses decreased to $434,470 from $542,884.

     During this period, administration costs decreased to $249,736 from $360,245. Depreciation costs decreased to $4,788 from $11,939. Interest and financing costs decreased to $424 from $10,512. Research and development costs decreased to $51,274 from $53,058 during the same period last year.

     Selling costs decreased to $42,483 from $49,995 for the year ended September 30, 1998. We had net income in the amount of $13,238 or $0.001 per share compared to a loss of $497,337 or $(0.02) per share for the year ended September 30, 1998 due to a one time gain caused by the sale of our limited partnership interest.

     Cash flow from operations in 1999 was an inflow of $165,639 compared to a cash inflow of $29,895 in 1998. The cash inflows for 1999 and 1998 consists primarily of money raised from financing activities. We raised net proceeds of approximately $207,304 for the year ended September 30, 1999 as compared to net proceeds of approximately $127,465 for the year ended September 30, 1998.

B.     LIQUIDITY  AND  CAPITAL  RESOURCES

     We do not have any material commitments or anticipated material capital expenditures. Other than our normal monthly obligations, we are free from long-term debt and short-term debt. Our present cash on hand is sufficient for our present capital requirements and the exercise of outstanding stock options and sale of our equity securities may provide us with additional funds if necessary or required. We have financed our operations to date primarily through the sale of equity securities and interest earned from funds invested, although we have generated revenues from sales of our products and related services. Through September 30, 2000, we raised an aggregate of $14,667,278 in net proceeds from all sales of securities, earned $600,659 in interest income and generated $3,721,811 in revenues from operations.

Certain  Financings

     On October 14, 1999, we issued and sold by way of private placement 223,334 units at US$0.15 per unit for proceeds of US$33,500. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share at US$0.20 per share, expiring November 1, 2002. On December 17, 1999, we issued 3,075,000 units at US$0.20 per unit for proceeds of US$615,000. In connection with this private placement, we agreed to pay a finder's fee of US$146,500. Each unit consisted of one common share and on non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share at $0.25 per share, expiring November 1, 2002. On May 8, 2000, we issued 1,999,999 units at US$0.30 per unit for proceeds of US$599,999.70. In connection with this private placement, we agreed to pay a finder's fee of US$30,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder thereof to purchase one additional common share for up to three years from April 26, 2000, at a price of US$0.33 in the first year, at a price of US$0.36 in the second year and at a price of US$0.39 in the third year. Proceeds from the issue of our common shares were used primarily for working capital and to develop our website.

As  at  September  30,  2000
----------------------------

     During the year ended September 30, 2000, we spent $1,474,557 on operations and had cash inflows of $1,804,103 from investing and financing activities, thereby increasing our cash position from $20,255 at September 30, 1999 to $530,801 at September 30, 2000. The normal operating expenses for the year ended September 30, 2000 of $2,008,099 consisted of professional fees (accounting, administration and legal) of $124,656, advertising costs of $602,216 and office and miscellaneous of $299,731.

As  at  September  30,  1999
----------------------------

     During the year ended September 30, 1999, we spent $41,665 on operations and had cash inflows of $207,304 from investing and financing activities, thereby increasing our cash position from $35,616 at September 30, 1998 to $201,255 at September 30, 1999. The normal operating expenses for the year ended September 30, 1999 of $434,470 consisted of professional fees (accounting, administration and legal) of $85,765, advertising costs of $7,085 and miscellaneous of $129,490.

As  at  September  30,  1998
----------------------------

     During the year ended September 30, 1998, we spent $97,570 on operations and had cash inflows of $127,465 from investing and financing activities, thereby increasing our cash position from $5,721 at September 30, 1997 to $35,616 at September 30, 1998.

U.S.  GAAP
----------

     The results of operations discussed above are based on our audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in Note 9 to our consolidated financial statements included elsewhere in this document. Significant differences between Canadian GAAP and US GAAP include:

- the requirement under US GAAP to record compensation expense when shares or share options are issued or granted to officers at prices below market value at the time of issuance or grant, whereas under Canadian GAAP, compensation expense is generally not recorded under these circumstances;

- the requirement under Canadian GAAP requires that basic earnings per share ("EPS") be based solely on the common shares actually issued and outstanding, whereas U.S. GAAP requires the inclusion of "common stock equivalents" in the calculation of primary EPS when their inclusion would have dilutive effect. Our common stock equivalents are the unexercised common share stock options;

- the treatment of income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 under U.S. GAAP. SFAS No.109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse; and

- the application of SFAS No. 109 would have no material effect on the loss recorded by our company for the years ended August 30, 2000, 1999 and 1998. The significant components of our net deferred tax assets would be reduced by the application of a valuation allowance of $2,569,000 in 2000, $1,302,000 in 1999 and $4,055,000 in 1998.

     There was no difference between the loss per share under Canadian generally accepted accounting principles and under United States generally accepted accounting principles. The reasons for the losses are as discussed above under "Results from Operations".

C.     RESEARCH  AND  DEVELOPMENT,  PATENTS,  LICENSES  ETC.

     We do not currently and did not previously have research and development policies in place. Over the past three fiscal years, we have expended a total of $541,220 on the development of our software and our website, as follows:




                     TOTAL FUNDS EXPENDED ON
YEAR ENDED          RESEARCH AND DEVELOPMENT
------------------  -------------------------

September 30, 2000  $                 436,888
                    -------------------------
September 30, 1999  $                  51,274
                    -------------------------
September 30, 1998  $                  53,058
------------------  -------------------------

     For a breakdown of the amounts that we have expended on research and development, see Note 11 to our consolidated financial statements included in this annual report.

ITEM  6     DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

A.     DIRECTORS  AND  SENIOR  MANAGEMENT

     The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:


NAME
OFFICE HELD
AGE                                                                             AREA OF EXPERIENCE AND FUNCTIONS IN THE COMPANY
---------------------------------------------------------------------------  -----------------------------------------------------

Jonathan Severn                                                              President, Chief Executive Officer and Director since
President, Chief Executive                                                   since February 26, 2001
Officer and Director                                                         As President and CEO, Mr. Severn is responsible for
Age 30                                                                       the day to day operations of our company, and as a
                                                                             director, he is responsible for the management and
                                                                             supervision of the affairs and business of our
                                                                             company.


Jerry O. Bohn                                                                Secretary and Vice President Marketing since February
Secretary and Vice President Marketing                                       26, 2001
Age 32                                                                       As Secretary, Mr. Bohn is responsible for keeping all
                                                                             records, making all necessary filings, general
                                                                             administration and internal accounting for our
                                                                             company.  As Vice President Marketing, Mr. Bohn is
                                                                             responsible for  developing and implementing a
                                                                             marketing program for our website, clipclop.com,
                                                                             including analyzing our current marketing channels.


Aric Gastwirth                                                               Chief Financial Officer since February 26, 2001
Chief Financial Officer                                                      Mr. Gastwirth is primarily responsible for the
Age 35                                                                       internal accounting and record keeping, general
                                                                             administration, SEC reporting, as well as for fund
                                                                             raising.

Ryan H. Spurgin                                                              Vice President Technology since February 26, 2001
Vice President Technology                                                    Mr. Spurgin is responsible for all technical aspects
Age 26                                                                       of our website and our software

Gregg G. Schlender                                                           Vice President Sales  since February 26, 2001
Vice President Sales                                                         Mr. Schlender is responsible for developing sales
Age 36                                                                       channels and strategic alliances for our company's
                                                                             website and software products.

Andrew Carruthers                                                            Director since March 24, 2000
Director                                                                     Responsible for the management and supervision of the
Age 36                                                                       affairs and business of our company.

Wesley Wardle                                                                Director since February 26, 2001
Director                                                                     Responsible for the management and supervision of the
Age 58                                                                       affairs and business of our company.


Jonathan  Severn,  President

     Mr. Severn brings 10 years of sales experience to our company. For the last ten years, he has owned, operated and is the President of JRS & Son, LLC, doing business as Cardservice Tri-Counties, the second largest agent office in the United States, for Cardservice International. Cardservice International is the largest privately held processor of Visa and Mastercard in the United States. Cardservice Tri-Counties is a company that provides e-commerce transaction processing and electronic payment services. Mr. Severn is the President and CEO of Tech Leasing International, a company that specializes in small ticket and small business leasing. Mr. Severn is also the President of Snipware LLC, USe-Store LLC, Maro Securities Inc. doing business as Biztools.tv and Roma Computer Solutions Inc., and is the managing member of Proforma Hosting LLC doing business as iQ Hosting. Snipware LLC is a software development company producing instant messaging software. USe-Store LLC is a company which operates a virtual online shopping mall on the Internet. Maro Securities LLC, doing business as Biztools.tv, is a provider of website development and services company which allows companies to conduct business on the Internet. Roma Computer Solutions Inc. procures and sells a personal desktop assistant which is sold by Maro Securities to its various clients. Proforma Hosting LLC, doing business as iQ Hosting, is a provider of web hosting services.

Jerry  O.  Bohn,  Secretary  and  Vice  President  Marketing

     Mr. Bohn brings eight years of marketing experience to our management team. The six most recent years have been specifically devoted to marketing internet-based products. Before founding Maro Securities, Inc. in 1998, Mr. Bohn, through his exclusive marketing strategies and techniques, built the revenue of an internet marketing company from $5 million to $50 million over a three year period. Mr. Bohn's primary short-term focus will be to analyze and prioritize current marketing channels of our company. In addition to the foregoing, Mr. Bohn is also the Secretary and Vice President of Maro Securities Inc., Snipware LLC, USe-Store LLC, Roma Computer Solutions Inc. and Proforma Hosting LLC.

Aric  Gastwirth,  CPA,  Chief  Financial  Officer

     Mr. Gastwirth brings 15-years of public accounting experience to our management team. After leaving the public accounting in December 1999, Mr. Gastwirth joined JRS & Son LLC doing business as Cardservice Tri-Counties, BizTools.TV and Tech Leasing International, Inc. as the Chief Financial Officer of those companies. He was instrumental in the preparation of private placement memorandums and fund raising for these companies. He is also the Chief Financial Officer of Roma Computer Solutions Inc., Maro Securities Inc., USe-Store LLC Proforma Hosting LLC. Prior to that, Mr. Gastwirth was a partner with Gastwirth Banks & Co. (from July 1, 1998 to December 31, 1999) and Lucove Gastwirth Say & Co. (from January 1, 1995 to June 30, 1998). Both of these entities were accounting firms.

Ryan  H.  Spurgin,  Vice  President  Technology

     Mr. Spurgin has spent the last eight years in the programming and information technology industry. Prior to joining our company, he served as the Chief Technology Officer of Netconcept Inc. between 1996 and 2000. Netconcept is a web hosting and computer programming company. While servicing the internet service provider industry during the internet's boom, he gained strategic support and alliances with some of the largest technological companies including Microsoft. During the last year and a half, Mr. Spurgin has been developing patented internet protocol and security technologies while serving as the Chief Technology Officer of BizTools.TV and USe-Store, LLC. Prior to that, he was a computer programmer at Data Prose (from 1997 to 1998).

Gregg  G.  Schlender,  Vice  President  Sales

     In addition to his position with our company, Mr. Schlender currently serves as the Vice President Sales for JRS & Son LLC doing business as Cardservice Tri-Counties (from August 1995). He is personally responsible for maintaining and managing a sales force that has sold over 10,000 merchant accounts in the past 5 years; over 4,000 of which have been internet-based merchants. Mr. Schlender's immediate focus will be exploiting our company's current sales channels as well as furthering alliances garnered from our massive advertising campaign. In addition, Mr. Schlender is the Vice-President of Maro Securities LLC, and is a partner in USe-Store LLC and Proforma Hosting LLC doing business as iQ Hosting.

Andrew  Carruthers,  Director

     Mr. Carruthers is currently employed by our company as Operations Manager, a position he has held since May, 1999. He is also the owner of Blast Graphics, a company he founded in October, 1997, a company specializing in graphic design. Mr. Carruthers was a Senior Art Director at Aeronett from February to October, 1997, and an Art Director at Promark Software Inc. from May, 1994 to November, 1996.

Wesley  Wardle,  Director

     Mr. Wardle is retired. He was a stock broker at CT Securities from April, 1996 to May, 2000, and was a Stock Trader at Canaccord Securities Corp. from April 1995 through 1996.

B.     COMPENSATION

     Other than as set forth in the table below, none of our executive officers were paid or earned compensation from our company for performing his or her duties during the fiscal year ended September 30, 2000:


                                                                   SUMMARY COMPENSATION TABLE
                                                                   ===========================
                                                Annual Compensation                              Long Term Compensation
                                                                                              Awards              Payouts
                                                                                    Securities
                                                                         Other         Under        Restricted
Name and                                                                 Annual       Options/      Shares or             All Other
Principal                                                                Compen-        SARs        Restricted     LTIP    Compen-
Position                      Year       Salary           Bonus          sation        Granted      Share Units   Payouts  sation
-----------------------------------------------------------------------------------------------------------------------------------
John J. Henry
Former Chief
Executive Officer
and Director(1)(2). . . . .   2000       Nil               Nil            Nil        613,500(4)         Nil         Nil     Nil

Robert Simington
Former President
and Director(2)(3). . . . .   2000       Nil               Nil            Nil            Nil            Nil         Nil     Nil

Andrew Carruthers             2000       Nil               Nil            Nil        100,000(5)         Nil         Nil     Nil
Director. . . . . . . . . .   1999
 . . . . . . . . . . . . . .   1998
===========================  ==========  ===================  ======================  ======                     ==========  ===


(1) Mr. Henry resigned from his position as our Chief Executive Officer and as a Director of our company effective February 19, 2001.

(2) On January 31, 1998, our board of directors terminated the service agreements of the executive officers, and as approved by our shareholders at the Annual General Meeting held on March 19, 1998, satisfied our obligations to the executive officers by approving shares to be issued in satisfaction of the obligations accrued and due pursuant to the executive officers' services agreements. On January 31, 1998, we entered into agreements with John Henry and Robert Simington to settle unpaid remuneration, termination payments and accounts payable by the issuance of 9,274,144 shares of our stock at $0.15 per share. During the period ended September 30, 2000 we issued 3,182,767 shares, during the period ended September 30, 1999 we issued 700,000 and during the period ended September 30, 1998, we issued 5,391,347 shares.

(3) Mr. Simington resigned from his position as our President on September 30, 2000 and as a Director of our company effective February 22, 2001.

(4)     We  granted  the  following  options  to  John  Henry:

     Date of Grant     Number of Options     Exercise Price     Expiry Date
---------------------------------------------------------------------------
    January 7, 2000        100,000              US$0.16     January 7, 2005
    January 7, 2000         50,000              US$0.21     January 7, 2005
    January 26, 2000        50,000              US$0.57    January 26, 2005
    March 13, 2000         238,000              US$0.76      March 13, 2005

    March 26, 2000          25,000              US$0.67      March 26, 2005
    May 24, 2000            50,000              US$0.32        May 24, 2005
    June 29, 2000          100,000              US$0.30       June 29, 2005

(5)     We  granted  the  following  options  to  Andrew  Carruthers:

     Date of Grant     Number of Options     Exercise Price     Expiry Date
---------------------------------------------------------------------------
    January 21, 2000        80,000              US$0.80    January 21, 2005
    February 3, 2000        20,000              US$0.15    February 3, 2005

     No cash compensation was paid to any of our directors for the director's services as a director during the fiscal year ended September 30, 2000. We have no standard arrangement pursuant to which our directors are compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options.

     As of the date of this annual report, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with our company, from a change in control of our company or a change in such officer's responsibilities following a change in control.

C.     BOARD  PRACTICES

     The directors are re-elected and the officers are re-appointed at the annual general meeting of shareholders. The last annual meeting was held on March 23, 2001, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the Company Act (British Columbia).

     There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

     The members of our company's audit committee include Andrew Carruthers. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors. We intend to appoint two other directors to our audit committee.

     We  do  not  currently  have  a  remuneration  or  compensation  committee.

D.     EMPLOYEES

     As of September 30, 2000, we employed nine people full time. We employed two graphic artists, one website content editor, two website content researches, two marketing and sales personnel, one network and system analyst and one bookkeeper. As of March 15, 2001, we did not have any employees as a majority of our employees became consultants. We have engaged one network and system consultant, two graphic artist consultants, one website content editor and one website content researcher. The balance of our operations are performed by our officers who do not have a salary at this time, but may in the future.

E.     SHARE  OWNERSHIP

     There were 42,557,285 common shares issued and outstanding as of March 15, 2001. Of the shares issued and outstanding and the stock options granted, our directors and officers owned the following common shares as of March 15, 2001:




NAME                                         NUMBER OF COMMON SHARES
OFFICE HELD                          BENEFICIALLY OWNED AS OF MARCH 15, 2001   PERCENTAGE(1)
-----------------------------------  ----------------------------------------  --------------

John Henry(2)
Former Chief Executive Officer
and Director. . . . . . . . . . . .                              9,623,332(3)            2.0%
                                     ----------------------------------------  --------------
Robert Simington(5)
Former President and Director . . .                              2,672,267(5)            2.7%
                                     ----------------------------------------  --------------
Jonathan Severn
President, Chief Executive Officer
and Director. . . . . . . . . . . .                                370,250(6)  (less than 1%)
                                     ----------------------------------------  --------------
Jerry O. Bohn
Secretary and
Vice President Marketing. . . . . .                                781,250(8)            1.2%
                                     ----------------------------------------  --------------
Aric Gastwirth
Chief Financial Officer . . . . . .                                500,000(7)            1.2%
                                     ----------------------------------------  --------------
Ryan H. Spurgin
Vice President Technology . . . . .                            715,000 (7)(9)            1.2%
                                     ----------------------------------------  --------------
Gregg G. Schlender
Vice President Sales. . . . . . . .                            612,500(7)(10)            1.2%
                                     ----------------------------------------  --------------
Andrew Carruthers
Director. . . . . . . . . . . . . .                               600,000(11)            1.2%
                                     ----------------------------------------  --------------
Wesley Wardle
Director. . . . . . . . . . . . . .                                      Nil              Nil
-----------------------------------  ----------------------------------------  --------------

(1)     Based  on  45,557,285  common shares issued and outstanding as at March 15, 2001, and the number of shares issuable upon the exercise of issued and outstanding stock options which are  exercisable  within  60  days  of  March  15,  2001.

(2)     John  Henry  resigned  from  his  position  as  our  Chief Executive Officer and as a
Director  of  our  company  effective  February  19,  2001.

(3)     Includes  519,900  stock options granted on various dates between January 7, 2000 and
June  30,  2000  at  various  exercise  prices  from  US$0.16  to  US$0.67  per  share.


(4)     Robert  Simington  resigned  from his position as our President on September 30, 2000 and  as  a  Director  of  our  company  effective  February  22,  2001.

(5)     Includes  590,000  stock  options  granted on August 19, 1999 at an exercise price of
CDN$0.45  per  share,  exercisable  until  August  19,  2004.

(6)     Includes  281,250  shares owned by USe-Store LLC, of which Jonathan Severn is a 31.5%
shareholder.

(7)     Includes  500,000  options granted to each of Jerry O. Bohn, Aric Gastwirth, Gregg G.
Schlender  and  Ryan  H. Spurgin, exercisable as at March 15, 2001, at a price of US$0.05 per share,  all  of  which  expire  on  February  26,  2011.

(8)     Includes  281,250  shares  owned  by  USe-Store  LLC,  of which Jerry Bohn is a 31.5%
shareholder  of  USe-tore  LLC.

(9)     Includes  225,000  shares  owned  by USe-Store LLC, of which Ryan H. Spurgin is a 25%
shareholder  of  USe-Store  LLC.

(10)     Includes  112,500  shares  owed  by  USe-Store LLC, of which Greg Schlender is a 12%
shareholder  of  USe-Store  LLC.

(11)     Includes 80,000 options granted to Andrew Carruthers on January 21, 2000, at a price of  US$0.80 per share, exercisable until January 21, 2000, 20,000 options granted on February
3,  2000,  at  a  price  of US$0.15 per share, exercisable until February 3, 2005 and 500,000 options,  exercisable  as at March 15, 2001, at a price of US$0.15 per share, which expire on
February 13, 2011.

     The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

     There were no long-term incentive awards made to our executive officers during the fiscal year ended September 30, 2000. There are no pension plan benefits in place for our executive officers.

     Our 2000 Stock Option Plan became effective on January 24, 2001, and provides for the granting of stock options to valued key employees and consultants of our company, as well as to such other persons as selected by the Plan Administrator. We intend to utilize the stock options available under the 2000 Stock Option Plan to encourage the acquisition of a greater proprietary interest in our company by our employees, consultants and other key personnel, thereby strengthening their incentive to achieve the objectives of our shareholders, as well as to aid and induce the hiring of new employees, and to provide an equity incentive to consultants and other people selected by the Plan Administrator.

ITEM  7     MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS

A.     MAJOR  SHAREHOLDERS

     There were 42,557,285 of our common shares issued and outstanding as of March 15, 2001. As of March 15, 2001, there are no persons known by us to be the beneficial owner of more than five (5%) of our issued and outstanding common shares.

     The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

     As of March 15, 2001, the registrar and transfer agent for our company reported that there were 42,557,285 common shares issued and outstanding. Of those common shares issued and outstanding, 26,115,120 common shares were registered to Canadian residents (24 shareholders), 15,755,899 common shares were registered to residents of the United States (158 shareholders) and 686,266 common shares were registered to residents of other foreign countries (6 shareholders).

     To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

     There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.     RELATED  PARTY  TRANSACTIONS

     On February 26, 2001, we entered into a letter agreement with USe-Store, LLC, pursuant to which we will acquire all of the issued and outstanding shares of USe-Store, LLC for total consideration valued at US$800,000, to be paid by the issuance of 10,000,000 common shares in our capital stock at a price of US$0.05 per share, based on the closing price of our common shares on February 25, 2001, and by the issuance of a promissory note in the principal amount of US$250,000. Our President and Chief Executive Officer, Jonathan Severn, is also a shareholder and principal of USe-Store, LLC. In addition, our Chief Financial Officer (Aric Gastwirth), our Secretary and Vice President Marketing (Jerry O.
Bohn), our Vice President Technology (Ryan H. Spurgin) and our Vice President Sales (Gregg G. Schlender) are all officers of USe-Store LLC.

     During the year ended September 30, 2000, we issued to John Henry, one of our former directors and officers, 363,500 shares of our common stock, valued at $309,026, in replacement of previously owned shares that were used to compensate certain providers of investor relation and website promotion services.

     For the year ended September 30, 2000, we paid $10,317 ($6,500 in 1999 and $5,086 in 1998) to the spouse of one of our former directors for accounting services provided to our company.

     Pursuant to an acquisition agreement, dated May 10, 1999, we acquired from John Henry, one of our former directors and officers, a business plan for the development of clipclop.com and certain related assets, including the clipclop domain name and all related tradenames, trademarks and copyrights. In consideration for the acquisition, we agreed to issue 2,000,000 shares of our common stock on the closing of the acquisition, 5,000,000 shares of our common stock upon completion of a financing of $6,000,000 (or a lesser pro rata amount based on the amount of the financing) and 3,000,000 shares upon the successful launch and implementation of clipclop.com. On January 24, 2000, we issued a total of 6,056,809 shares of our common stock, representing the 2,000,000 shares to be issued on closing, the 3,000,000 shares to be issued on the successful implementation of clipclop.com and 1,056,809 shares as a result of the completion of certain financings. We are still obligated to issue a further 735,000 shares pursuant to this agreement.

     On January 31, 1998, we entered into agreements with John Henry and Robert Simington, two of our former directors, to settle unpaid remuneration, termination payments and accounts payable by the issuance of 9,274,144 shares of our common stock at $0.15 per share. These agreements were approved by the Vancouver Stock Exchange and during the year ended September 30, 1998, we issued 5,391,347 shares of our common stock. We issued a further 700,000 shares during the year ended September 30, 1999 and 3,182,767 shares during the year ended September 30, 2000.

ITEM  8          FINANCIAL  INFORMATION

     Our financial statements are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

     All  Audited  Statements  are  in  Canadian  dollars.

Financial  Statements  Filed  as  Part  of  the  Annual  Report:

     Financial Statements of clipclop.com Enterprises Inc. for the Years Ended September 30, 2000, 1999, 1998 and 1997 (audited), reported on by De Visser & Company, Chartered Accountants:

     Auditor's Report dated January 31, 2001 as to disclosure changes for generally accepted accounting principles in the United States

     Consolidated  Balance  Sheets  as  at  September  30,  2000  and  1999

     Consolidated Statements of Operations and Deficit for the years ended September 30, 2000, 1999 and 1998

     Consolidated Statements of Cash Flows for the years ended September 30, 2000, 1999 and 1998

     Notes  to  Financial  Statements

                          CLIPCLOP.COM ENTERPRISES INC.


                        CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999 and 1998

                         (Expressed in Canadian dollars)

                       D E  V I S S E R  &  C O M P A N Y
                              CHARTERED ACCOUNTANTS

                                                    401 - 905 WEST PENDER STREET
                                                            VANCOUVER, BC CANADA
                                                                         V6C 1L6
AUDITORS'  REPORT

To  the  Shareholders  of  clipclop.com  Enterprises  Inc.

We have audited the consolidated balance sheets of clipclop.com Enterprises Inc. as at September 30, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2000 in accordance with generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ De  Visser  &  Company

CHARTERED  ACCOUNTANTS

Vancouver,  Canada
January  31,  2001

COMMENTS  BY  AUDITORS  FOR  U.S.  READERS  ON  CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern, such as that referred to in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian and U.S. Generally Accepted Auditing Standards, our report to the shareholders dated January 31, 2001 is expressed in accordance with Canadian reporting standards, which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

/s/ De  Visser  &  Company

CHARTERED  ACCOUNTANTS

Vancouver,  Canada
January  31,  2001


                          CLIPCLOP.COM  ENTERPRISES  INC.
                           Consolidated Balance Sheets
                               As at September 30,
                         (Expressed in Canadian dollars)

                                                     2000           1999
                                                      $              $
------------------------------------------------------------------------

A S S E T S

CURRENT ASSETS

Cash. . . . . . . . . . . . . . . . . . . . . .       530,801       201,255
Amounts receivable. . . . . . . . . . . . . . .        41,204        20,940
Prepaid expenses. . . . . . . . . . . . . . . .             -         5,145
Refundable deposit. . . . . . . . . . . . . . .             -        25,000
-----------------------------------------------  -------------  ------------
                                                      572,005       252,340
                                                 -------------  ------------

Capital assets (note 3) . . . . . . . . . . . .        93,340        17,452
                                                      665,345       269,792
                                                 =============  ============

L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities. . . .       117,426        32,878
Due to related parties (note 7) . . . . . . . .         3,382         3,880
-----------------------------------------------  -------------  ------------
                                                      120,808        36,758
                                                 -------------  ------------

S H A R E H O L D E R S'   E Q U I T Y

Share capital (note 4). . . . . . . . . . . . .    16,546,140    12,863,175
Obligation to issue shares (notes 5 and 7(c)) .             -       190,966
Contributed surplus . . . . . . . . . . . . . .       158,207       158,207
Deficit . . . . . . . . . . . . . . . . . . . .   (16,159,810)  (12,979,314)
-----------------------------------------------  -------------  ------------
                                                      544,537       233,034
                                                 -------------  ------------
                                                      665,345       269,792
                                                 =============  ============

Nature of Operations and Going Concern (note 1)

Approved by the Board of Directors:


/s/ signed                                         /s/ signed
Director                                           Director



CLIPCLOP.COM  ENTERPRISES  INC.
Consolidated  Statements  of  Operations  and  Deficit
For  the  Years  Ended  September  30,
(Expressed  in  Canadian  dollars)


                                                                  2000           1999           1998
                                                                    $              $              $
---------------------------------------------------------------------------------------------------------

REVENUE
Operating. . . . . . . . . . . . . . . . . . . . . . . . . .        47,527         45,395         43,782

Other income (note 6). . . . . . . . . . . . . . . . . . . .        35,076        402,313          1,765
------------------------------------------------------------  -------------  -------------  -------------
                                                                    82,603        447,708         45,547
                                                              -------------  -------------  -------------

EXPENSES

Advertising. . . . . . . . . . . . . . . . . . . . . . . . .       602,216          7,085              -

Amortization . . . . . . . . . . . . . . . . . . . . . . . .        32,513          4,788         11,939

General and administration (note 10) . . . . . . . . . . . .       299,731        129,490        330,306

Interest and financing costs . . . . . . . . . . . . . . . .         3,169            424         10,512

Investor relations and website promotion (note 7). . . . . .       508,926        155,644        799,934

Professional fees. . . . . . . . . . . . . . . . . . . . . .       124,656         85,765         33,633

Research and development (note 11) . . . . . . . . . . . . .       436,888         51,274         53,058

Website acquisition (note 7) . . . . . . . . . . . . . . . .     1,255,000              -              -

Write-down of capital assets . . . . . . . . . . . . . . . .             -              -         23,502
------------------------------------------------------------  -------------  -------------  -------------
                                                                 3,263,099        434,470        542,884
                                                              -------------  -------------  -------------

Net income (loss) for the year . . . . . . . . . . . . . . .    (3,180,496)        13,238       (497,337)

Deficit - beginning of year. . . . . . . . . . . . . . . . .   (12,979,314)   (12,992,552)   (12,495,215)
------------------------------------------------------------  -------------  -------------  -------------
Deficit - end of year. . . . . . . . . . . . . . . . . . . .   (16,159,810)   (12,979,314)   (12,992,552)
------------------------------------------------------------  =============  =============  =============

Earnings (loss) per share for the year . . . . . . . . . . .  $      (0.07)  $      0.001   $      (0.02)
------------------------------------------------------------  =============  =============  =============

Weighted average number of common shares outstanding (000's)
                                                                    40,755         24,590         22,952
                                                              =============  =============  =============



CLIPCLOP.COM  ENTERPRISES  INC.
Consolidated  Statements  of  Cash  Flows
For  the  Years  Ended  September  30,
(Expressed  In  Canadian  Dollars)

                                                                               2000         1999       1998
                                                                                $            $          $
                                                                           ------------  ----------  ---------
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Net income (loss) for the year. . . . . . . . . . . . . . . . . . . . . .   (3,180,496)     13,238   (497,337)
Items not affecting cash:
Income from limited partnership interest. . . . . . . . . . . . . . . . .            -    (400,000)         -
Amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       32,513       4,788     11,939
Write-down of capital assets. . . . . . . . . . . . . . . . . . . . . . .            -           -     23,502
Website acquisition (3) . . . . . . . . . . . . . . . . . . . . . . . . .    1,250,000
Common shares issued for consulting, website
        promotion and investor relations services (4) . . . . . . . . . .      437,896
-------------------------------------------------------------------------  ------------  ----------  ---------
                                                                            (1,460,087)   (381,974)  (461,896)
                                                                           ------------  ----------  ---------

Net change in non-cash working capital items:

Amounts receivable. . . . . . . . . . . . . . . . . . . . . . . . . . . .      (20,264)     (9,518)     5,762
Prepaid expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        5,145      (5,145)         -
Refundable deposit. . . . . . . . . . . . . . . . . . . . . . . . . . . .       25,000     (25,000)         -
Due to related parties. . . . . . . . . . . . . . . . . . . . . . . . . .         (498)     (2,230)         -
Accounts payable (1). . . . . . . . . . . . . . . . . . . . . . . . . . .       84,548     (11,906)   358,564
-------------------------------------------------------------------------  ------------  ----------  ---------
                                                                            (1,366,156)   (435,773)   (97,570)
                                                                           ------------  ----------  ---------

FINANCING ACTIVITIES

Cash proceeds of private placement
(Net of cash finders' fees paid in 2000 of $139,377) (5). . . . . . . . .    1,804,103     207,304    127,465
-------------------------------------------------------------------------  ------------  ----------  ---------

INVESTING ACTIVITIES
Purchase of ownership interest in limited partnership . . . . . . . . . .            -     (50,000)         -
Proceeds from limited partnership interest (2). . . . . . . . . . . . . .            -     450,000          -
Purchase of capital assets. . . . . . . . . . . . . . . . . . . . . . . .     (108,401)     (5,892)         -
-------------------------------------------------------------------------  ------------  ----------  ---------
                                                                              (108,401)    394,108          -
                                                                           ------------  ----------  ---------
Net increase in cash. . . . . . . . . . . . . . . . . . . . . . . . . . .      329,546     165,639     29,895
-------------------------------------------------------------------------  ------------  ----------  ---------
Cash - beginning of year. . . . . . . . . . . . . . . . . . . . . . . . .      201,255      35,616      5,721
-------------------------------------------------------------------------  ------------  ----------  ---------
Cash - end of year. . . . . . . . . . . . . . . . . . . . . . . . . . . .      530,801     201,255     35,616
-------------------------------------------------------------------------  ============  ==========  =========

SUPPLEMENTARY DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

(1)     During  the  1998  fiscal  year,  the  Company  reached  an agreement to settle a total of $556,447 in accounts  payable  through the issuance of share capital. Accordingly, the change in accounts payable for 1998 is  net  of  this  amount.

        Refer  to  note  5.

(2)     Net  of  repayment of a $6,000,000 promissory note assumed on the acquisition of a limited partnership interest.

(3)     5,000,000  common  shares  were also issued to acquire a website and related assets for $1,250,000, an amount  that  was  expensed  as  it  was  considered  to  be,  in  substance, a research and development cost.

        Refer  to  note  7.

(4)     During  the  current  year, the Company issued 957,032 common shares for consulting, website promotion and  investor  relations  services  of  $437,896.

(5)     1,056,809  common  shares  were  also issued as finder's fees at an ascribed value of $0.25 per share.

        Refer to Note 7.

                          CLIPCLOP.COM ENTERPRISES INC.
                 Notes to the Consolidated Financial Statements
              for the Years Ended September 30, 1999, 1998 and 1997
                         (Expressed In Canadian Dollars)

1.     NATURE  OF  OPERATIONS  AND  GOING  CONCERN

The Company is in the process of developing and marketing "clipclop.com", an equine information Internet website which was opened to the public on December 1, 1999. The Internet website is intended to service the North American equestrian market and the Company anticipates generating revenue from advertizing and virtual mall hosting services.

The Company has incurred losses since its inception and its continued operations depend on its ability to continue to raise equity financing to fund the development and marketing of its Internet website until it can internally generate sufficient cash flow to pay all of its operating costs.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable values of its assets may be materially less than the amounts recorded on the balance sheet.

Refer  to  note  12.

2.     ACCOUNTING  POLICIES

BASIS  OF  CONSOLIDATION

The consolidated financial statements include the accounts of its wholly owned inactive subsidiaries: Promark Software Inc., a company incorporated under the laws of the State of Delaware, U.S.A., and PRW Management Inc. (formerly Krieger Data Corp.), a company incorporated under the laws of Canada.

REVENUE  RECOGNITION

Revenues from the licensing of software rights are recognized in the period in which they are earned.

CAPITAL  ASSETS

Capital assets are stated at cost less accumulated amortization. Amortization is recorded using the declining balance method at the following annual rates: computer, communications equipment and software - 30%; furniture and office equipment - 20%; vehicles - 30%.

The carrying amounts of capital assets are periodically reviewed and assessed for recoverability. Carrying values in excess of their estimated net recoverable amounts are written off in the period in which the assessment takes place.

EARNINGS  (LOSS)  PER  SHARE

Earnings (Loss) per share is calculated using the weighted average number of shares outstanding during the period. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

TRANSLATION  OF  FOREIGN  CURRENCIES

Accounts stated in foreign currencies are translated into Canadian dollars as follows: monetary assets and liabilities at the year end rate of exchange; non-monetary assets and liabilities at historical rates of exchange; revenue and expenses at average rates for the year.

RESEARCH  AND  DEVELOPMENT

Costs of research and development are expensed in the period in which they are incurred.

MEASUREMENT  UNCERTAINTY

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.
Actual  results  could  differ  from  those  estimates.

FINANCIAL  INSTRUMENTS

The Company's financial instruments consist of current assets and current liabilities. The fair values of the instruments approximate their carrying values due to their short-term nature. Financial risk is the risk arising from fluctuations in foreign currency exchange rates.

SHARE  CAPITAL

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the date of the agreement to issue the shares. Costs that are directly related to the issuance of shares are deducted from share capital.

STOCK  OPTION  PLAN

The Company has a discretionary stock option plan for the granting of options to directors, officers, employees and advisors, but no compensation expense in connection with the plan is recognized in the accounts of the Company. Any consideration paid by the directors, officers, employees or advisors on the exercise of stock options or purchase of common shares is credited to share capital.

INCOME  TAXES

The Company has retroactively applied the new recommendations from the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for income taxes. According to these new recommendations, the Company accounts for and measures future tax assets and liabilities in accordance with the liability method instead of the deferral method used in the past.

Under the asset and liability method, future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance has and continues to apply fully to all potential income tax assets of the company. Accordingly, this retroactive change in accounting policy for future income taxes has no effect on the financial statements of any of the years presented.


3.    CAPITAL ASSETS

                                                 2000                                     1999
----------------------------------------------------------------------------------------------
                                             Accumulated
                               Cost          Amortization    Net Book Value   Net Book Value
                                $                 $                 $               $
----------------------------------------------------------------------------------------------

Automobile                         27,958           24,847        3,111              4,444

Furniture and equipment            87,476           68,088       19,388              8,000

Communications equipment           26,873           26,873            -                  -

Computer equipment                156,193          103,980       52,213              5,008

Computer software                  37,257           18,629       18,628                  -
                          ---------------  ---------------      -------             ------
                                  335,757          242,417       93,340             17,452
                          ===============  ===============      =======             ======



4.     SHARE  CAPITAL


a)  Authorized - 100,000,000 common shares without par value
                                                                             Number of                             Amount
Issued -                                                                       Shares                                 $
---------------------------------------------------  ----------------------------------------------------------  -----------

Balance - September 30, 1997. . . . . . . . . . . .                          16,711,191                           12,162,925
Shares issued
     On exercise of options. . . . . . . . . . . . . . .                        849,767                              127,465

     In settlement of debt . . . . . . . . . . . . . . .                      5,391,347                              323,481
                                                     ----------------------------------------------------------  -----------
Balance  - September 30, 1998 . . . . . . . . . . .                          22,952,305                           12,613,871
                                                     ----------------------------------------------------------  -----------
Shares issued

     In settlement of debt . . . . . . . . . . . . . . .                        700,000                               42,000
                                                     ----------------------------------------------------------  -----------
     By private placement. . . . . . . . . . . . . . . .                        907,968                              202,804
                                                     ----------------------------------------------------------  -----------
Options exercised . . . . . . . . . . . . . . . . .                              30,000                                4,500

Balance - September 30, 1999. . . . . . . . . . . .                          24,590,273                           12,863,175

Shares issued

     By private placement (Net of finders' fees paid of
       $403,579)                                                              5,968,333                            1,539,901
     For finder's fee (note 7) . . . . . . . . . . . . .                      1,056,809                              264,202
     For consulting, website promotion and investor
       relations (note 7) . . . . . . . . . . . .                               957,032                              437,896
     For acquisition of clipclop.com (note 7). . . . . .                      5,000,000                            1,250,000
     In settlement of debt (note 5). . . . . . . . . . .                      3,182,767                              190,966

Balance - September 30, 2000. . . . . . . . . . . .                          40,755,214                           16,546,140
                                                     ==========================================================  ===========



b) Stock Options

Stock options outstanding to employees and directors are as follows:

                                                                            2000          1999        1998
                                                                       --------------  ----------  ----------

Outstanding - beginning of the year . . . . . . . . . . . . . . . . .      2,704,190   1,661,690   1,360,023
Granted during the year . . . . . . . . . . . . . . . . . . . . . . .      2,246,076   1,272,500   1,276,434
Exercised during the year . . . . . . . . . . . . . . . . . . . . . .     (1,421,192)    (30,000)   (849,767)
Cancelled or expired during the year. . . . . . . . . . . . . . . . .       (250,000)   (200,000)   (125,000)
---------------------------------------------------------------------  --------------  ----------  ----------
Outstanding - end of year . . . . . . . . . . . . . . . . . . . . . .      3,279,074   2,704,190   1,661,690
---------------------------------------------------------------------  ==============  ==========  ==========

At September 30, 2000, 3,279,074 stock options are outstanding, exercisable at prices between $0.15 and $1.14, expiring between April 26, 2001 and June 29, 2005.

c)     Warrants  Outstanding

At September 30, 2000 warrants are outstanding to purchase 6,809,497 common shares at prices between $0.30 and $0.58 per share, expiring at various dates to April 25, 2003.

5.     SETTLEMENT  OF  DEBT

On January 31, 1998, the Company reached agreements with certain senior management personnel and creditors to settle unpaid remuneration, termination payments and accounts payable by the issuance of 9,274,144 common shares at $0.15 per share. The agreement was approved by the Vancouver Stock Exchange and during the fiscal year ended September 30, 1998 5,391,347 shares were issued at an estimated fair market value of $0.06 per share. During 1999, a further 700,000 shares were issued and the balance of 3,182,767 shares was issued during the 2000 fiscal year.


6.     OTHER  INCOME

                               2000         1999         1998
                               ----         ----         ----
                               $             $             $
Interest                     35,388        2,008           17
Miscellaneous                     -            -          970
Foreign exchange               (312)         305          778
Income from limited
  partnership interest            -      400,000            -
--------------------------------------------------------------
                             35,076      402,313        1,765
                             ======      =======        =====

7.     RELATED  PARTY  TRANSACTIONS

These transactions have occurred in the normal course of the Company's operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

a) During the current year, the Company paid $10,317 (1999 - $6,550; 1998 - $5,086) to the spouse of a director for accounting services provided. At September 30, 2000, this individual was owed $3,382 (1999 - $3,880) for these services.

b) During the current year, the Company acquired from a director a business plan for the development of the clipclop.com Internet website, and all rights to the domain name clipclop.com, trade names, trade marks, and copyrights thereto, in consideration for $5,000 in cash and the issuance of 5,000,000 common shares at an ascribed value of $0.25 per share. For accounting purposes this acquisition has been expensed as it is considered to be associated with research and development costs.

c) During the year a director was issued 1,056,809 shares at an ascribed value of $0.25 per share as a finder's fee for raising share capital. The Company is still liable to issue the director a further 735,000 shares pursuant to this agreement. This obligation to issue shares of $183,750 is entirely offset in the financial statements of the current year by a charge to share issue costs of an identical amount.

d) During the year a director was issued 363,500 shares at a total ascribed value of $309,026 in replacement of previously-owned shares that were used to compensate certain providers of investor relations and website promotion services.

Refer  also  to  note  5.

8.     FUTURE  INCOME  TAXES

At September 30, 2000, the Canadian parent company has the following estimated tax balances, the potential future benefit of which have not been recognized in the accounts as it can not be considered likely that they will be used.

a) At September 30, 2000, the estimated cumulative net excess of undepreciated capital costs and eligible capital expenses available for income tax purposes over the corresponding net book value of depreciable and intangible assets amounts to $1,140,107 (1999 - $161,779; 1998 - $156,991).

b) Estimated accumulated non-capital losses for income tax purposes, which may be carried forward and used to reduce taxable income in future years and which expire on a yearly basis, are as follows:

     Expiry                      Amount
     Date                           $

     2002                        365,494
     2003                        734,608
     2004                        400,795
     2005                      1,179,726
     2006                      1,888,979
                               ---------
                               4,569,602
                               =========


9. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following summarizes the significant adjustments or disclosures which would be required to present these consolidated financial statements in accordance with U.S. GAAP and the requirements of the United States Securities and Exchange Commission.

a)     Accounting  for  Income  Taxes

The application of Statement of Financial Accounting Standards (SFAS) No. 109 under U.S. GAAP would have no material effect on the loss recorded by the Company for periods presented herein. The significant components of the Company's net deferred tax assets would be reduced by the application of a valuation allowance as follows of $2,569,000 (1999 - $1,302,000; 1998 -
$4,055,000).

b)     Earnings  (Loss)  Per  Share

Canadian GAAP requires that Basic Earnings per Share (EPS) be based solely on the common shares actually issued and outstanding, whereas U.S. GAAP requires the inclusion of "common stock equivalents" in the calculation of Primary EPS when their inclusion would have dilutive effect. The Company's common stock equivalents are the unexercised common share stock options. In the current periods, inclusion of such common stock equivalents would have an anti-dilutive (1999 immaterial and 1998 anti-dilutive) effect on Primary EPS and have not, therefore, been included. Accordingly, there is no difference in the calculations of income and loss per share presented in the periods covered by these consolidated financial statements.


10.     GENERAL  AND  ADMINISTRATION


                            2000      1999     1998
                          --------  --------  -------
                              $         $         $

Vehicle. . . . . . . . .     8,742     4,821    5,608
Consulting . . . . . . .    61,044     1,000        -
Courier. . . . . . . . .    13,663     4,828    1,392
Salaries . . . . . . . .    56,745    10,193  235,113
Computer and internet. .    13,465     1,140      421
Dues and subscriptions .     1,322       256        -
Office and miscellaneous    29,278     9,904    7,890
Filing fees. . . . . . .     7,432     9,900        -
Rent . . . . . . . . . .    46,593    17,258   11,245
Telephone. . . . . . . .    24,784    13,958   11,418
Commission . . . . . . .         -     8,625        -
Insurance. . . . . . . .     3,099     2,878    2,342
Repairs and maintenance.     4,432     2,246    4,882
Marketing expenses . . .         -    42,483   49,995

Travel                      29,132         -        -
                          --------  --------  -------
                           299,731   129,490  330,306
                          ========  ========  =======




11.     RESEARCH  AND  DEVELOPMENT

              2000     1999     1998
            --------  -------  ------
                $        $         $


Consulting   211,669   33,606   4,582
Salaries .   210,700    5,623  48,476
Internet .     8,400    4,530       -
Lists. . .     6,119    7,515       -
----------  --------  -------  ------
             436,888   51,274  53,058
            ========  =======  ======

12.     SUBSEQUENT  EVENT

Subsequent to year end the Company has not raised any further funds, and management estimates working capital to be approximately $50,000 as at January 31, 2001.


13.     COMMITMENT

The Company is liable for rent payments of $2,812 monthly until May 30, 2002 pursuant to a sublease for office premises.

Legal  Proceedings

     We filed a defamation lawsuit on November 26, 1999 against five unnamed individuals and two investor websites; we subsequently identified three of the individuals. On December 8, 1999, the British Columbia Supreme Court made an interlocutory order which required Stockhouse Media Corp. and Raging Bull, Inc. to disclose the identities of the unnamed individuals operating on their respective websites. In spring of 2000, we agreed to dismiss the lawsuit in exchange for an apology by one of the defendants, David O'Brien, to be published on the investor websites of Stockhouse Media Corp. and Raging Bull, Inc., and for the reimbursement of expenses that we incurred related to the lawsuit.

     There are no pending legal proceedings to which our company is a party or of which any of our property is the subject. There are no legal proceedings to which any of our directors, officers or affiliates or any associate of any such directors, officers or affiliates is a party or has a material interest adverse to us.

Dividend  Distributions

     Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in the board's discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and does not intend to pay any cash dividends in the foreseeable future.

B.     SIGNIFICANT  CHANGES

     On May 8, 2000, pursuant to a private placement, we sold an aggregate of 1,999,999 units at a price of US$0.30 per unit to three (3) investors, for total proceeds of $599,999.70. Each Unit consists of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at exercise prices of US$0.33 per share between April 26, 2000 and April 25, 2001, US$0.36 per share between April 26, 2001 and April 25, 2002, and US$0.39 per share between April 26, 2002 and April 25, 2003. In connection with this private placement, we agreed to issue a finder's fee of US$30,000

     On December 17, 1999, pursuant to a private placement, we sold an aggregate of 3,075,000 units at a price of US$0.20 per unit to ten (10) investors, for total proceeds of US$615,000. Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at the price of US$0.25 per common share for a period of 36 months, commencing November 2, 1999. In connection with this private placement we agreed to issue a finder's fee of US$46,500.

     On October 14, 1999, pursuant to a private placement, we sold an aggregate of 223,334 units at a price of US$0.15 per unit to two (2) investors, for total proceeds of US$33,500. Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at the price of US$0.20 per common share for a period of 24 months, commencing August 4, 1999.

ITEM  9          THE  OFFER  AND  LISTING

Price  History

Full  Financial  Years

     The annual high and low market prices for the five most recent full financial years (September 20, 1995 to June 4, 1999) on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange) (the "CDNX") were as follows:




YEAR/PERIOD ENDED   HIGH    LOW
------------------  -----  -----

June 5, 1999        $0.36  $0.06
                    -----  -----
September 30, 1998  $0.40  $0.02
                    -----  -----
September 30, 1997  $0.15  $0.04
                    -----  -----
September 30, 1996  $0.33  $0.09
                    -----  -----
September 30, 1995  $0.95  $0.14
------------------  -----  -----

     On June 5, 1999, we voluntarily delisted our common shares from the CDNX. Our shares now trade exclusively on the Over the Counter Bulletin Board (the "OTCBB"). The annual high and low market prices for the full financial years ended September 30, 1999 and September 30, 2000 were as follows:





YEAR/PERIOD ENDED    HIGH    LOW
------------------  ------  -----

September 30, 2000  $1.453  $0.14
                    ------  -----
September 30, 1999  $ 0.25  $0.03
------------------  ------  -----

Full  Financial  Quarters  (two  most  recent  financial  years)

     The high and low market prices for each full financial quarter for the two most recent full fiscal years, and for subsequent financial quarters, on the OTCBB (from August 30, 1999 to present) and the CDNX (from the quarter ended December 31, 1998 to June 4, 1999) were as follows:


                       OTCBB
                       -----

QUARTER ENDED        HIGH    LOW
------------------  ------  ------

December 31, 2000   $ 0.27  $0.035
                    ------  ------
September 30, 2000  $ 0.33  $ 0.20
                    ------  ------
June 30, 2000       $ 0.60  $ 0.25
                    ------  ------
March 31, 2000      $1.453  $ 0.16
                    ------  ------
December 31, 1999   $ 0.31  $ 0.14
                    ------  ------
August 30, 1999 to
September 30, 1999  $ 0.18  $ 0.11
------------------  ------  ------



                  CDNX
                  ----

QUARTER ENDED            HIGH    LOW
-----------------------  -----  -----

April 1 to June 4, 1999  $0.15  $0.07
                         -----  -----
March 31, 1999           $0.11  $0.06
                         -----  -----
December 31, 1998        $0.15  $0.07
-----------------------  -----  -----


Most  Recent  6  Months

     The high and low market prices for each of the most recent six months (August 1, 2000 through February 28, 2001) on the OTCBB were as follows:




MONTH ENDED          HIGH    LOW
------------------  ------  ------

August 31, 2000     $0.285  $ 0.20
                    ------  ------
September 30, 2000  $ 0.30  $ 0.24
                    ------  ------
October 31, 2000    $ 0.27  $ 0.13
------------------  ------  ------
November 30, 2000   $ 0.17  $0.035
                    ------  ------
December 31, 2000   $ 0.09  $0.035
                    ------  ------
January 31, 2001    $ 0.07  $0.035
                    ------  ------
February 28, 2001   $ 0.15  $0.045
------------------  ------  ------

C.     MARKETS

    Our common shares trade on the OTCBB. Our symbol is "CLOPF" and our CUSIP number is 188-837-108.

ITEM  10          ADDITIONAL  INFORMATION

B.     MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

     Our  Articles  provide  as  follows:

(a) A director who is, in any way, directly or indirectly interested in a proposed contract or transaction with shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the [British Columbia] Company Act. A director shall not vote in respect of any contract or transaction with our company in which he is interested, and if he shall do so, his vote shall not be counted but he may be counted in the quorum present at the meeting at which such vote is taken.

(b) Subject to the provisions of any ordinary resolution, the remuneration of the directors may from time to time be determined by the directors themselves, and such remuneration may be in addition to any salary or other remuneration paid. In the event that a director performs any professional or other services for our company that are outside the ordinary duties of the director, the director may be paid a special remuneration to be fixed by the directors.

(c) The directors may, at their discretion and subject to any restrictions in our Memorandum or Articles or in the [British Columbia] Company Act, authorize us to borrow any sum of money and may raise or secure the repayment of such sum of money in such manner and upon such terms and conditions as we think fit.

(d) There are no provisions with respect to the retirement of a director or the non-retirement of a director under an age requirement.

(e) A director is not required to hold a share in the capital of our company as qualification for his office.

     With respect to the above noted matters, there are generally no significant differences between Canadian and U.S. law.

Rights,  Preference  and  Restrictions

Common  Shares

     All of the authorized common shares of our company, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefore. Our Articles do not provide for cumulative voting.

     Upon liquidation, dissolution or winding up of our company, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by our company while there is any arrearage in the payment of dividends or sinking fund instalments.

     With respect to the rights, preferences and restrictions attaching to our common shares, there are generally no significant differences between Canadian and United States law as the board of directors, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of a company's shares.

Changes  to  Our  Common  Shares

     Provisions as to the modification, amendment or variation of the rights attaching to the common shares are contained in the British Columbia Company Act (the "BCCA"). The BCCA requires approval by a special resolution (ie. approved by at least three-quarters of the votes cast at a meeting of the shareholders of our company or consented to in writing by each of our shareholders) of our company's shareholders in order to effect any of the following changes:

(a) subdivide all or any of its unissued, or fully paid issued, shares with par value into shares of smaller par value,

(b) subdivide all or any of its unissued, or fully paid issued, shares without par value so that the number of those shares is increased,

(c) consolidate all or any of its shares with par value into shares of larger par value,

(d) consolidate all or any of its shares without par value so that the number of those shares authorized is reduced,

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value,

(f) change all or any of its unissued shares without par value into shares with par value,

(g) alter the name or designation of all or any of its shares, whether issued or unissued, or

(h) alter the provisions as to the maximum price or consideration at or for which shares without par value may be issued.

     Generally, there are no significant differences between Canadian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Annual  General  Meetings  and  Extraordinary  General  Meetings

     Annual General Meetings (an "AGM) must be held once every financial year, within 13 months of the previous AGM. If we fail to hold an AGM, the Supreme Court of British Columbia may, on the application of a shareholder of our company, call or direct an AGM. Under the BCCA, we must give our shareholders written notice of an AGM not less than 21 days before the AGM is to be held. The BCCA also requires that we publish, not less than 56 days before we hold any AGM, advance notice of the AGM in a national newspaper.

     Our directors may, whenever they think fit, convene an Extraordinary General Meeting (an "EGM"). An EGM may also be requisitioned by one or more shareholders of our company so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition an EGM. After receiving such requisition, our directors must immediately give notice of the EGM which must be held within 4 months after the date of the delivery of the requisition to us.

     All shareholders entitled to attend and vote at an AGM or an EGM will be admitted to the meeting.

     Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder votings and meetings. Apart from the timing of when an AGM must be held and the percentage of shareholders required to call a AGM or EGM, there are generally no material differences between Canadian and United States law respecting AGMs and EGMs.

Rights  to  Own  Securities

     There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

     Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of Canada or by our charter or other constituent documents of our company on the right of foreigners to hold or vote common shares or other securities of our company.

     The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets was $5 million or more. A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares ) unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

     1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

     2. acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

     3. acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

     The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of our assets was equal to or greater than a specified amount (the "Review Threshold"), which is published by the Minister after its determination for any particular year. The Review Threshold is currently $192 million for the year 2000.

Change  in  Control

     There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

     The BCCA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of our company. Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.

Ownership  Threshold

     There are no provisions in our Articles or Bylaws or in the BCCA governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires that we disclose, in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company to disclose, in its Annual Report on Form 20-F, holders who own more than 5% of a company's issued and outstanding shares.

Changes  in  the  Capital  of  our  Company

     There are no conditions imposed by our Articles which are more stringent than those required by the BCCA.

C.     MATERIAL  CONTRACTS

     On February 26, 2001, we entered into a letter of intent with USe-Store, LLC, pursuant to which we will acquire all of the issued and outstanding shares of USe-Store, LLC for total consideration valued at US$800,000, to be paid by the issuance of 10,000,000 common shares in our capital stock at a price of US$0.05 per share, based on the closing price of our common shares on February 25, 2001, and by the issuance of a promissory note in the principal amount of US$250,000. Our President and Chief Executive Officer, Jonathan Severn, is also a shareholder and principal of USe-Store, LLC.

     On May 10, 1999, we entered into an acquisition agreement with John Henry. Pursuant to this agreement we agreed to purchase a business plan for clipclop.com and certain other related assets. For a description of this transaction, see the section entitled "Capital Expenditures/Divestitures" under
Item  4  -  Information  on  the  Company.

     On June 19, 2000, we entered into a sublease agreement with Norasia Canada Inc., Norte Marine Agencies Inc. and Tonko Development (B.C.) Ltd. Pursuant to this agreement we lease our office premises located at 1500, 789 West Pender Street, Vancouver, British Columbia.

     On January 30, 2001 we entered into an agreement with MBNA America Bank, N.A. pursuant to which MBNA will market, at its own cost, a credit card based to the users of our website. Under the terms of the agreement, we will receive a royalty of US$40 for each credit card account that is opened and remains active for a period of 90 days.

     On January 8, 2001, we entered into an agreement with Action Stocks, Inc. whereby Action Stocks will provide investor relation activities for us in consideration of us issuing 10,000 shares of our common stock.

     On September 30, 2000, we entered into an agreement with National Geographic to extend the term of our agreement with National Geographic to September 30, 2002.

     On May 27, 1998, we entered into an Electronic Software Distribution Agreement with Digital River, Inc. whereby Digital River will distribute some of our software programs including: Aced Virtual, Anatomy Dogfish, Aced Virtual Anatomy Frog, Aced Virtual Anatomy Pigeon, Aced Virtual Anatomy Rat, Aced Geography Canada, Aced Geography Germany, Aced Geography Japan, Aced Geography United Kingdom, Aced Geography United States, Aced Geography World, Aced Language French, Aced Language Spanish, Virtual Horse, Puzzles PC Elvis Presley Series and Norman Rockwell Series.

D.     EXCHANGE  CONTROLS

     There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E.     TAXATION

CANADIAN  FEDERAL  INCOME  TAXATION

     We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm's length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a "non-resident holder"). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the "ITA") and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

     This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty") as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

THIS SUMMARY DOES NOT ADDRESS POTENTIAL TAX EFFECTS RELEVANT TO OUR COMPANY OR THOSE TAX CONSIDERATIONS THAT DEPEND UPON CIRCUMSTANCES SPECIFIC TO EACH INVESTOR. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES IN OUR COMPANY.

DIVIDENDS

     The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

     Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of the investor.

     The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a) if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b)     the  holder  is  a  U.S.  LLC  which  is  not subject to tax in the U.S.

     The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

CAPITAL  GAINS

     A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents "taxable Canadian property" to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

(a)     the  non-resident  holder;

(b) persons with whom the non-resident holder did not deal at arm's length-or

(c) the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a) the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b) the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

(c) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d)     the  holder  is  a  U.S.  LLC  which  is  not subject to tax in the U.S.

     If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to one-half of the capital gain.

UNITED  STATES  FEDERAL  INCOME  TAXATION

     The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above.)

     The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

THE DISCUSSION BELOW DOES NOT ADDRESS POTENTIAL TAX EFFECTS RELEVANT TO OUR COMPANY OR THOSE TAX CONSIDERATIONS THAT DEPEND UPON CIRCUMSTANCES SPECIFIC TO EACH INVESTOR. IN ADDITION, THIS DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR INVESTORS SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN U.S. FEDERAL INCOME TAX LAWS, SUCH AS, DEALERS IN SECURITIES, TAX-EXEMPT ENTITIES, BANKS, INSURANCE COMPANIES AND NON-U.S. HOLDERS. PURCHASERS OF THE COMMON STOCK SHOULD THEREFORE SATISFY THEMSELVES AS TO THE OVERALL TAX CONSEQUENCES OF THEIR OWNERSHIP OF THE COMMON STOCK, INCLUDING THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES THEREOF (WHICH ARE NOT REVIEWED HEREIN), AND SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

U.S.  HOLDERS

     As used herein, a "U.S. Holder" includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

DIVIDEND  DISTRIBUTION  ON  SHARES  OF  OUR  COMPANY

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

     In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

FOREIGN  TAX  CREDIT

     A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

DISPOSITION  OF  COMMON  SHARES

     If a "U.S. Holder" is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

     A "collapsible corporation" is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

OTHER  CONSIDERATIONS  FOR  U.S.  HOLDERS

     In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions.

FOREIGN  PERSONAL  HOLDING  COMPANY

     If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

FOREIGN  INVESTMENT  COMPANY

     If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

PASSIVE  FOREIGN  INVESTMENT  COMPANY

     A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

     Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

     As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under
Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and
(ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

     A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

     The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an "Unpedigreed QEF Election" by recognizing as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

     If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by our company. An "excess distribution" is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

     A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The
Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

     If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

     Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election
(i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a "Unpedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

     Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

     The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

MARK-TO-MARKET  ELECTION  FOR  PFIC  STOCK UNDER THE TAXPAYER RELIEF ACT OF 1997

     The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions." For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

     A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

     Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

     If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

     The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

     The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

CONTROLLED  FOREIGN  CORPORATION  STATUS

     If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of our company and our earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

ELIMINATION  OF  OVERLAP  BETWEEN  SUBPART  F  RULES  AND  PFIC  PROVISIONS

     Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

     As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

H.     DOCUMENTS  ON  DISPLAY

     The documents concerning our company may be viewed at the offices of our corporate solicitor, Clark Wilson, at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, during normal business hours.

I.     SUBSIDIARY  INFORMATION

     As at the date of this Annual Report, we have two wholly-owned subsidiaries, PRW Management, Inc. and Promark Software Inc.

ITEM  11     QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

     Not  applicable.

ITEM  12          DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

     Not  applicable.

                                     PART II

ITEM  13          DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES

     Not  applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not  applicable.

ITEM  15     RESERVED

ITEM  16     RESERVED

                                    PART III

ITEM  17     FINANCIAL  STATEMENTS

     Refer  to  Item  18  -  Financial  Statements

ITEM  18     FINANCIAL  STATEMENTS

Financial  Statements  Filed  as  Part  of  the  Registration  Statement:

     Financial Statements of clipclop.com Enterprises Inc. for the Years Ended September 30, 2000, 1999, 1998 and 1997 (audited), reported on by De Visser & Company, Chartered Accountants:

     Auditor's Report dated January 31, 2001 as to disclosure changes for generally accepted accounting principles in the United States

     Consolidated  Balance  Sheets  as  at  September  30,  2000  and  1999

     Consolidated Statements of Operations and Deficit for the years ended September 30, 2000, 1999 and 1998

     Consolidated Statements of Cash Flows for the years ended September 30, 2000, 1999 and 1998

     Notes  to  Financial  Statements

ITEM  19     EXHIBITS

Exhibits  Required  by  Form  20-F

Exhibit     Description
Number

(1)     Articles  of  Incorporation  and  By-laws:

     1.1 Articles of Incorporation, effective August 9, 1984 (incorporated by reference from our Form 20-F Registration Statement filed on April 16, 1992)

     1.2 Certificate of Name Change, dated October 14, 1986 (incorporated by reference from our Form 20-F Registration Statement filed on April 6, 1992)

     1.3 Altered Memorandum, dated October 15, 1986 (incorporated by reference from our Form 20-F Registration Statement filed on April 6, 1992)

     1.4 Altered Memorandum, dated November 17, 1987 (incorporated by reference from our Form 20-F Registration Statement filed on April 6, 1992)

     1.5 Certificate of Name Change, dated November 17, 1987 (incorporated by reference from our Form 20-F Registration Statement filed on April 6, 1992)

     1.6 Altered Memorandum, dated April 24, 1994 (incorporated by reference from our Form 20-F Annual Report filed on March 17, 1999)

     1.7 Certificate of Change of Name, dated August 24, 1999 (incorporated by reference from our Form 20-F Annual Report filed on March 31, 2000)

(2)     Instruments  Defining  Rights  of  Holders  of  Equity  Securities Being
        Registered:

     2.1     See  Exhibit  1.1  above

(4)     Material  Contracts:

     4.1 Letter of Intent between clipclop.com Enterprises Inc. and USe-Store LLC, dated February 27, 2001

     4.2 Agreement between clipclop.com Enterprises Inc. and MBNA America Bank N.A., dated January 30, 2001

     4.3 Letter Agreement, dated September 30, 2000, between clipclop.com Enterprises Inc. and National Geographic Society

     4.4 Agreement, dated January 8, 2001, between clipclop.com Enterprises Inc. and Action Stocks Inc.

     4.5 Electronic Software Distribution Agreement, dated May 27, 1998, between Promark Software Inc. and Digital River, Inc.

     4.6 Employment Agreement between clipclop.com Enterprises Inc. and Laurel Bernard, dated February 10, 2000 (incorporated by reference from our Form 20-F Annual Report filed on March 31, 2000)

     4.7 Credit Card Agreement between clipclop.com Enterprises Inc. and Cardservice International, dated February 4, 2000 (incorporated by reference from our Form 20-F Annual Report filed on March 31, 2000)

     4.8 Letter Agreement between clipclop.com Enterprises Inc. and The Horse Show with Rick Lamb, dated September 27, 1999 (incorporated by reference from our Form 20-F Annual Report filed on March 31, 2000)

     4.9 Agreement between John Henry and Promark Software Inc., dated May 10, 1999 (incorporated by reference from our Form 20-F Annual Report filed on March 31, 2000)

     4.10 Convertible Debenture Agreement between Promark Software Inc. and Cressey Development Ltd., dated February 22, 1999 (incorporated by reference from our Form 20-F Annual Report filed on March 17, 1999)

     4.11 Shares for Debt Agreement between Promark Software Inc. and John J. Henry, dated February 3, 1998 (incorporated by reference from our Form 20-F Annual Report filed on March 31, 2000)

     4.12 Shares for Debt Agreement between Promark Software Inc. and Robert Simington, dated February 3, 1998 (incorporated by reference from our Form 20-F Annual Report filed on March 31, 2000)

     4.13 Development and Licensing Agreement between the Registrant and the National Geographic Society, dated October 27, 1993 (incorporated by reference from our Form 20-F Annual Report filed on November 30, 1994. Certain portions of this exhibit have been granted confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934)

     4.14 Amendment 1, dated August 19, 1994, to the Agreement between Promark Software Inc. and the National Geographic Society, dated October 27, 1993 (incorporated by reference from our Form 20-F Annual Report filed on March 30,
1995)

     4.15 Amendment 2, dated August 19, 1994, to the Agreement between Promark Software Inc. and the National Geographic Society, dated October 27, 1993 (incorporated by reference from our Form 20-F Annual Report filed on March 30,
1995)

     4.16 Amendment 3, dated December 12, 1994 to the Agreement between Promark Software Inc. and the National Geographic Society, dated October 27, 1993 (incorporated by reference from our Form 20-F Annual Report filed on March 30,1995)

     4.17 Software Development and Licensing Agreement between Promark Software Inc. and Encyclopedia Britannica, dated March 28, 1995 (incorporated by reference  from  our  Form  20-F  Annual  Report  filed  on  March  17,  1999)

     4.18 Pegasus Imaging Corporation (PIC) Software License between PIC and Promark Software Inc., dated September 11, 1995 (incorporated by reference from our Form 20-F Annual Report filed on March 17, 1999)

     4.19 Software Development Agreement between Promark Software Inc. and National Geographic Society, dated as of November 29, 1995 (incorporated by reference from our Form 20-F Annual Report filed on March 17, 1999)

     4.20 Reseller Agreement between Promark Software Inc. and Fink & Company, dated January 24, 1996 (incorporated by reference from our Form 20-F Annual Report filed on March 17, 1999)

     4.21 Amendment 1, dated as of March 14, 1996, to the Agreement between Promark Software Inc. and the National Geographic Society, dated as of November 24, 1995 (incorporated by reference from our Form 20-F Annual Report filed on March 17, 1999)

     4.22 Letter Agreement, dated as of October 1, 1996, to the Agreement between Promark Software Inc. and the National Geographic Society, dated as of October 27, 1993 (incorporated by reference from our Form 20-F Annual Report filed on March 17, 1999)

     4.23 Letter Agreement, dated as of September 30, 1998, to the Agreement between Promark Software Inc. and the National Geographic Society (incorporated by reference from our Form 20-F Annual Report filed on March 17, 1999)

     4.24 Convertible Debenture Agreement between Promark Software Inc. and Cressey Development Ltd. Dated February 22, 1999 (incorporated by reference from our Form 20-F Annual Report filed on March 17, 1999)

(8)     Subsidiaries

     8.1     PRW  Management,  Inc.,  incorporated  in  the  province of British
Columbia.

     8.2     Promark  Sofware  Inc.,  incorporated  in  the  state  of Delaware.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated  :     April 9,  2001

CLIPCLOP.COM  ENTERPRISES  INC.

Per:  /s/ Jonathan Severn
      Jonathan  Severn,  President